Registration Statement No. 333-_______

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                          ---------------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                         -----------------------------
                                 RENO AIR, INC.
             (Exact name of registrant as specified in its charter)

             NEVADA                                     88-0259913
  (State or other jurisdiction             (IRS Employer Identification Number)
of incorporation or organization)

                                 220 Edison Way
                               Reno, Nevada 89502
                                 (702) 686-3835
    (Address,  including ZIP code, and telephone number, including area code, of registrant's principal executive offices)

                                 Robert M. Rowen
                          General Counsel and Secretary
                                 Reno Air, Inc.
                                 220 Edison Way
                               Reno, Nevada 89502
                                 (702) 686-3807
          (Name,  address,  including  ZIP  code,  and  telephone  number, including area code, of agent for service)
                     ----------------------------------
                                   Copies to:
           --------------------------------------------------------------

         Gerald Adler                                 Joel S. Klaperman
Shereff, Friedman, Hoffman & Goodman, LLP            Shearman & Sterling
        919 Third Avenue                             599 Lexington Avenue
   New York, New York 10022                        New York, New York 10022
       (212) 758-9500                                   (212) 848-4000
           --------------------------------------------------------------
         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after the effective date of this Registration Statement.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check
the following box.   /  /

         If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ___________

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ___________

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / / __________


                                        CALCULATION OF REGISTRATION FEE
- ------------------------------------------------------------------------------------------------------------

                                                   PROPOSED MAXIMUM    PROPOSED MAXIMUM
  TITLE OF EACH CLASS OF          AMOUNT TO          OFFERING PRICE        AGGREGATE          AMOUNT OF
SECURITIES TO BE REGISTERED     BE REGISTERED         PER SHARE(1)     OFFERING PRICE(1)  REGISTRATION FEE
- ------------------------------------------------------------------------------------------------------------
   Common Stock, par value
       $.01 per share           3,450,000 shares         $12.1875          $42,046,875          $14,499
- ------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) promulgated under the Securities Act of 1993, as amended. Based on the average of the high and low sale prices of the Common Stock as reported by the Nasdaq National Market on June 18, 1996.

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

         INFORMATION CONTAINED HEREIN IN SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                      SUBJECT TO COMPLETION, DATED JUNE 19, 1996
PROSPECTUS
                              3,000,000 Shares

                               RENO AIR, INC.

                                COMMON STOCK

                  All of the shares of common stock, $.01 par value per share (the "Common Stock"), offered hereby are being sold by the Company. The Common Stock is listed on the Nasdaq National Market under the symbol "RENO" and on the Pacific Stock Exchange under the symbol "RNO." On July __, 1996, the last reported sale price for the Common Stock on the Nasdaq National Market was $____ per share.

                  SEE "RISK FACTORS" BEGINNING ON PAGE 9 HEREIN FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
               COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                    THIS PROSPECTUS. ANY REPRESENTATION TO THE
                          CONTRARY IS A CRIMINAL OFFENSE.

===============================================================================
                                               Underwriting
                           Price to           Discounts and         Proceeds to
                            Public           Commissions (1)        Company (2)
- -------------------------------------------------------------------------------
Per Share ......      $                    $                    $
- -------------------------------------------------------------------------------
Total (3).......      $                    $                    $
===============================================================================

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.  See "Underwriting."
(2)  Before deducting expenses payable by the Company estimated at $___________.
(3) The Company has granted the Underwriters a 30-day option to purchase up to 450,000 additional shares of Common Stock on the same terms and conditions as set forth above solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be $_________________, $_______________ and $______________, respectively. See
     "Underwriting."
                             --------------------------

                  The shares of Common Stock offered by this Prospectus are offered by the Underwriters, subject to prior sale, to withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the Underwriters and to certain further conditions. It is expected that delivery of the shares will be made at the offices of Lehman Brothers Inc., New York, New York, on or about ,1996.
                             --------------------------
LEHMAN BROTHERS

            ALEX. BROWN & SONS
              INCORPORATED

                             DILLON, READ & CO. INC.

                                               FIELDSTONE
           , 1996                              FPCG SERVICES, L.P.

                       Reno Air Route Map as of June 1996
                                [GRAPHIC OMITTED]

                  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, ON THE PACIFIC STOCK EXCHANGE, ON THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                  IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING".

                              AVAILABLE INFORMATION

                  This Prospectus, which constitutes part of a Registration Statement on Form S-3 (the "Registration Statement") filed by the Company with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "1933 Act"), does not contain all of the information set forth in the Registration Statement and the exhibits thereto, which the Company has filed with the Commission in Washington, D.C. Reference is hereby made to the Registration Statement and to the exhibits thereto for further information with respect to the Company and the Common Stock offered hereby. Statements contained herein concerning the provisions of documents filed as exhibits to the Registration Statement are summaries of such documents, and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission. Copies of the information and exhibits are on file at the offices of the Commission and may be obtained upon payment of the fee prescribed by the Commission, or may be examined without charge at the offices of the Commission.

                  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at the principal offices of the Commission, Room 1024, 450 Fifth Street NW, Washington, D.C. 20549, at the Commission's regional offices located at Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661-2511 and at 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material may be obtained by mail from the Public Reference Section of the Commission, at 450 Fifth Street NW, Washington, D.C. 20549, at prescribed rates. This Registration Statement has been filed electronically through the Commission's Electronic Data Gathering, Analysis, and Retrieval System and may be obtained through the Commission's Web site (http://www.sec.gov).

                  The Company's Common Stock is listed on the Nasdaq National Market and the Pacific Stock Exchange. Reports, proxy statements and other information concerning the Company can be inspected at the offices of the National Association of Securities Dealers, Inc. at 1735 "K" Street, NW, Washington, D.C. 20006 and at the offices of the Pacific Stock Exchange at 301 Pine Street, San Francisco, California 94104.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

                  The following documents filed with the Commission pursuant to the 1934 Act are incorporated herein by reference:

                  (i) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995 (the "Annual Report");

                  (ii) The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1996; and

                  (iii) The Company's Proxy Statement, dated April 12, 1996, for its annual meeting of stockholders held on May 23, 1996.

                  All documents  subsequently  filed by the Company  pursuant to
Section 13(a), 13(c), 14 or 15(d) of the 1934 Act prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and to be a part of this Prospectus from the date of filing thereof. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                  The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or verbal request of any such person, a copy of any or all of the documents which have been incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference to such documents). Requests for such documents should be directed to Reno Air, Inc., 220 Edison Way, Reno, Nevada 89502, Attention: Secretary, Telephone: (702) 686-3807.

                  CERTAIN STATEMENTS CONTAINED IN THIS PROSPECTUS UNDER THE CAPTIONS "PROSPECTUS SUMMARY," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND "BUSINESS", IN ADDITION TO CERTAIN STATEMENTS CONTAINED ELSEWHERE IN THIS PROSPECTUS ARE "FORWARD LOOKING STATEMENTS" WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND ARE THUS PROSPECTIVE. SUCH FORWARD LOOKING STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS, ARE BASED ON MANY ASSUMPTIONS AND ARE SUBJECT TO RISKS, UNCERTAINTIES AND OTHER FACTORS WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM FUTURE RESULTS EXPRESSED OR IMPLIED BY SUCH FORWARD LOOKING STATEMENTS. CERTAIN OF SUCH FACTORS ARE DISCUSSED UNDER THE HEADING "RISK FACTORS," BEGINNING ON PAGE 9 OF THIS PROSPECTUS, AND PROSPECTIVE INVESTORS ARE URGED TO CAREFULLY CONSIDER SUCH FACTORS.

                               PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by reference to, and should be read in conjunction with, the more detailed information set forth herein and in the documents incorporated by reference in this Prospectus. The Company was incorporated on June 11, 1990 under the laws of the State of Nevada. From the date of its incorporation through June 30, 1992, the Company was a development stage company. The Company commenced commercial flight operations on July 1, 1992. Except as otherwise noted, all information in this Prospectus assumes that the Underwriters' over-allotment option is not exercised.

                                   The Company


     Reno Air, Inc. ("Reno Air" or the "Company") operates a full-service scheduled airline at low cost, offering competitive low fares in business and leisure markets primarily in the western United States. The Company operates a modern fleet of 28 McDonnell Douglas MD-80 and MD-90 Stage III aircraft which have an average age of less than six years. The Company offers over 190 daily flights primarily to and from its two hubs in Reno/Tahoe and San Jose and its three focus markets in Los Angeles, Las Vegas and Seattle. In addition to these cities, the Company serves Albuquerque, Anchorage, Chicago O'Hare, Colorado Springs, Denver, Fairbanks, Laughlin (Nevada), Orange County (California), Palm Springs (seasonally), Portland, San Diego, Tucson and Vancouver (British
Columbia). The Company also conducts charter operations and operates a tour program called QQuick Escapes(R), which offers vacation packages including airfare, lodging and other services, primarily to Reno/Tahoe, Las Vegas, Laughlin (Nevada), and Southern California. The Company participates in the American Airlines AAdvantage(R) frequent flyer program.

                  The Company's key competitive strengths include:

                  *    premium service at low fares,

                  * a young, standardized fleet of advanced Stage III aircraft,

                  *    low operating costs,

                  *    a strategic marketing relationship with American
                       Airlines, and

                  *    complementary hubs.

     In 1994, the Company substantially changed its senior management team and implemented a strategic repositioning designed to make the Company profitable. The key components of the Company's strategic plan include: (i) focusing the Company's route system by concentrating resources on the Company's hubs in Reno/Tahoe and San Jose and focus markets in Los Angeles, Las Vegas and Seattle;
(ii) increasing utilization of the Company's fleet by decreasing turnaround times and expanding nighttime operations; (iii) reducing unnecessary ticket discounting through improved yield management, with a continued emphasis on offering competitive fares; (iv) maintaining good relationships with travel agencies, tour operators and hotel and casino properties; and (v) developing and promoting lower-cost distribution methods, including ticketless travel, and increasing internal reservations capacity and direct sales incentives. In part as a result of the strategic repositioning, the Company achieved profitability in 1995 and the first quarter of 1996.

     Management has targeted for the Company a moderate rate of growth of approximately 25% per year, which Management believes is achievable while maintaining the Company's focus on existing markets and operations.

     Reno Air's principal executive offices are located at 220 Edison Way, Reno, Nevada 89502, and its telephone number is (702) 686-3835.

                                  The Offering

Common Stock Offered...................    3,000,000 shares*

Common Stock to be Outstanding
   after the Offering..................   13,294,834 shares*

Nasdaq National Market Symbol..........   RENO

Pacific Stock Exchange Symbol..........   RNO

Use of Proceeds........................   The net  proceeds of  the  offering
                                          will be added to general  corporate
                                          funds  to  increase  the  Company's
                                          liquidity.   The  Company  may  use
                                          general   corporate   funds     for
                                          capital expenditures,  including to
                                          fund  downpayments  or  deposits on
                                          aircraft  or aircraft  orders.  See
                                          "Use of Proceeds".


- -------------------
* Does not include 450,000 shares subject to an overallotment option. Common Stock to be Outstanding after the Offering is based on 10,294,834 shares outstanding on June 14, 1996.

                             Summary Financial Data


                  The following selected financial data for the four years ended December 31, 1995 are derived from the audited financial statements of the Company. The financial data for the three month periods ended March 31, 1996 and 1995 are derived from unaudited financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which the Company considers necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the three months ended March 31, 1996 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1996. The data should be read in conjunction with the financial statements, related notes, and other financial information included or incorporated by reference herein.

                                             Three months ended
                                                   March 31,                   Year ended December 31,
                                            ---------------------    -----------------------------------------------
                                                1996        1995       1995        1994         1993         1992(1)
                                            ---------   ---------    ---------   ---------    ---------    ---------
                                                (unaudited)
                                                       (in thousands, except for per share amounts)
STATEMENT OF OPERATIONS DATA:

   Operating revenues ...................   $  72,820   $  54,981    $ 256,508   $ 195,519    $ 124,640    $  27,092

   Operating expenses ...................      72,376      57,832      252,899     209,371      131,974       29,219
                                            ---------   ---------    ---------   ---------    ---------    ---------
   Operating income (loss) ..............         444      (2,851)       3,609     (13,852)      (7,334)      (2,127)

   Non-operating expense, net ...........         169         340        1,658         141           10           58
                                            ---------   ---------    ---------   ---------    ---------    ---------
   Net income (loss) ....................   $     275   $  (3,191)   $   1,951   $ (13,993)   $  (7,344)   $  (2,185)
                                            =========   =========    =========   =========    =========    =========
   Net income (loss) per common
   share and common share
   equivalent ...........................   $    0.03   $   (0.39)   $    0.19   $   (1.73)   $   (1.06)   $   (0.39)
                                            =========   =========    =========   =========    =========    =========
   Weighted average common
   shares and common share
   equivalents outstanding ..............      10,746       8,277        9,786       8,093        6,910        5,566
                                            =========   =========    =========   =========    =========    =========
BALANCE SHEET DATA:

   Cash and cash equivalents ............   $  33,206   $   5,728    $  34,986   $   9,104    $   6,543    $   5,670

   Current assets .......................      75,434      29,259       72,064      32,935       24,787       10,382

   Total assets .........................     121,895      48,375       99,484      51,683       37,204       13,792

   Current liabilities ..................      65,011      44,261       53,802      43,389       22,611        9,194

   Total liabilities ....................     112,200      52,942       90,581      53,481       25,255        9,194

   Stockholders' equity (deficit) .......       9,695      (4,568)       8,903      (1,798)      11,948        4,598

   Working capital (deficit) ............      10,423     (15,002)      18,262     (10,455)       2,176        1,188

(1)      Through June 30, 1992, the Company was a development stage company. The
         Company commenced commercial flight operations on July 1, 1992.



                                              SUMMARY OPERATING DATA



                                           Three months ended March 31,                  Year ended December 31,
                                           ---------------------------   ---------------------------------------------------------
                                                1996          1995            1995            1994            1993        1992(1)
                                           -------------   -----------   -------------   -------------   ------------- -----------
OPERATING DATA:

Revenue passengers(2) ...................     1,097,964       876,875       3,954,578       3,369,446       1,866,067     390,336

Revenue passenger miles (RPM)(000)(2)....       645,205       434,839       2,090,014       1,622,630         930,850     200,044

Available seat miles (ASM)(000)(2) ......       947,347       756,752       3,322,475       2,678,144       1,619,737     332,138

Passenger load factor (percent) .........          68.1          57.5            62.9            60.6            57.5        60.2

Break-even load factor (percent) ........          67.8          61.0            62.4            65.2            61.1        61.2

Yield (cents) ...........................          10.6          11.9            11.6            11.2            12.6        13.1

Passenger revenues per ASM (cents) ......           7.3           6.9             7.3             6.8             7.3         7.9

Operating expenses per ASM (cents) ......           7.6           7.6             7.6             7.8             8.1         8.3

Aircraft in service at end of period ....            24            20              23              21              17           5

Average aircraft utilization (hours) ....           9.6           9.7             9.6             9.2             8.7        10.5

Average aircraft stage length (miles)....           562           483             494             449             445         446

Average cost of fuel (per gallon)(3) ....         $0.72         $0.62           $0.66           $0.63           $0.70       $0.77


(1) Through June 30, 1992, the Company was a development stage company. The Company commenced commercial flight operations on July 1, 1992.
(2)   Includes track charter operations.
(3)   Includes into-plane service fees.

Glossary of Terms

Revenue passenger miles (RPM) - the number of paying passengers on a flight multiplied by the route miles of that flight, aggregated for all passenger flights.

Available seat miles (ASM) - aircraft miles flown multiplied by the number of available seats on the aircraft; represents the total passenger carrying capacity offered.

Passenger load factor - revenue passenger miles divided by available seat miles; represents the percentage of available seat capacity occupied by revenue passengers.

Yield - passenger revenues divided by revenue passenger miles; represents the passenger revenue received for each mile a passenger is carried.

Passenger revenues per ASM - passenger revenues divided by available seat miles; represents the passenger revenue received for each seat mile flown.

Operating expenses per ASM - operating expenses divided by available seat miles; represents a measure of the Company's cost per unit of production.

Average aircraft utilization - average block hours each aircraft in the fleet is operated per day; block hours exclude the time an aircraft is parked, including at a gate.

Average aircraft stage length - average length of each aircraft flight segment, weighted by the ASMs for each aircraft flight segment.

                                  RISK FACTORS

     In addition to the other information included in, or incorporated by reference into, this Prospectus, prospective investors should carefully consider the following risks before making an investment in the Common Stock.

RISKS RELATED TO THE COMPANY

         Short Operating History; Operating Losses

     The Company commenced commercial flight operations on July 1, 1992. Although the Company realized operating income of $3.6 million in 1995, the Company experienced annual operating losses in 1992, 1993 and 1994 of $2.1 million, $7.3 million and $13.9 million, respectively. There can be no assurance that the Company's operations will be profitable in the future.

         Limited Liquidity

     As compared to many of its competitors, the Company has limited liquidity. At March 31, 1996, the Company had $33.2 million in cash and cash equivalents. Although the Company's liquidity will initially increase significantly upon completion of this offering, the Company's limited liquidity may make it more vulnerable to prolonged fare wars and may limit the Company's ability to take advantage of opportunities that may arise, such as to enter new markets, to expand operations or to acquire equipment. The Company does not have a bank credit facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

         Leverage

     The Company is significantly leveraged. At March 31, 1996, the Company's long-term debt was $39.2 million, as compared to $9.7 million of stockholders' equity. See "Capitalization." In addition, at March 31, 1996, the Company had $395.4 million of non-cancelable operating lease obligations (including with respect to aircraft delivered in April and May 1996). The ability of the Company to meet its obligations is largely dependent upon the future performance of the Company, which is subject to financial, industry and other factors affecting it. Many of these factors, such as economic conditions, competitive actions by other airlines and other factors relating to the airline industry generally, are beyond the Company's control. The Company's leverage could make it more vulnerable to changes in general economic conditions and may impair the Company's ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes.

     In the third quarter of 1995, the Company sold an aggregate of $28,750,000 principal amount of 9% Senior Convertible Notes due 2002 (the "Senior Notes"). The Senior Notes are convertible into an aggregate of 2,875,000 shares of Common Stock at a conversion price of $10 per share, subject to adjustment in certain events. The Senior Notes must be redeemed (at least in part) by the Company upon certain events, including upon a change in control of the Company (as defined in the indenture under which the Senior Notes were issued (the "Senior Note Indenture")) or upon the Company's Consolidated Net Worth (as defined) falling below $4.5 million for two consecutive fiscal quarters. See "Description of Securities -- Senior Notes." There can be no assurance that the Company can generate sufficient cash flow to meet its obligations under the Senior Notes.

         Limited Size

     As of June 10, 1996, the Company operated a total of 28 aircraft. Any interruption of service as a result of maintenance requirements or the loss of aircraft could materially and adversely affect the Company's service, reputation and profitability. Although Management believes that the Company's small size gives it certain competitive advantages, the Company's ability to compete with larger carriers may be materially and adversely affected by the fact that it is substantially smaller than many of its competitors.


         Limited Markets

     The Company's results are largely dependent on traffic levels at its hubs in San Jose and Reno/Tahoe and its focus markets in Los Angeles, Las Vegas and Seattle. Traffic levels in San Jose are dependent in substantial part on the state of the California economy. Traffic levels in Reno/Tahoe are based largely on tourist and recreational travel and could be materially and adversely affected, for instance, by declines in traffic to Reno as a gaming destination or to Tahoe as a ski resort. Many factors can impact such levels of traffic, including competition from gaming and ski resorts located in other areas or adverse weather conditions in the Tahoe area.

         Limitations on Airport Access

     The availability of terminal gates and other facilities is highly restricted at many airports served by the Company. At Chicago O'Hare and Orange County, California, landing rights are strictly controlled. During 1994, the Company obtained the use of slots at Orange County pursuant to an agreement with Orange County and American Airlines. The Company currently operates fourteen slots at Orange County, four of which may be recalled by American Airlines on short notice and eight of which were part of an annual allocation that will be subject to reallocation with the next slot period (which begins April 1, 1997). The Company operates three daily flights to O'Hare from Reno using special purpose slots available to new entrant carriers and awarded to it by the United States Department of Transportation ("DOT"). There can be no assurance that the Company will be able to obtain additional slots or to retain sufficient slots at Orange County or O'Hare for its operations. The Company's slots at O'Hare may be used only for service to Reno and will expire on issuance of final rules regarding special slot allocations unless renewed by the DOT, however, no such rules have been proposed.

        Ability to Manage Growth

     Since the Company commenced commercial flight operations in July 1992, the Company has experienced rapid growth in its operations. Management intends to continue to expand the Company's fleet and add new destinations and flights to its schedule. Such expansion will require additional skilled personnel, equipment and facilities. An inability to hire skilled personnel or to secure the required equipment and facilities may adversely affect the Company's ability to achieve its growth plans. The Company's failure to manage growth effectively also could have a material adverse effect on the Company's operating results and financial condition and on its ability to execute its expansion plans.

        Possible Future Increases in Aircraft Costs

     A majority of the Company's aircraft are leased pursuant to agreements with remaining terms of less than five years. Accordingly, in order to maintain its current size, the Company will need to renew certain of its leases or lease or purchase additional aircraft. Although management believes it may be possible to improve certain terms of its aircraft leases during the renewal process, there could also be significant unfavorable changes in such terms. There can be no assurance that lease renewals or additional aircraft will be available on terms that allow the Company to maintain its size or expand at its current cost levels.

        Competition and Competitive Reaction

     The airline industry is highly competitive. Airlines compete primarily with respect to fare levels, schedule convenience, frequency of service and number of markets served. The Company competes on many of its routes with Southwest Airlines ("Southwest") and Alaska Airlines ("Alaska Air"), and, to a lesser extent, with America West Airlines ("America West") and United Airlines ("United") (including its Shuttle by United(TM)), each of which is larger and has greater name recognition and substantially greater resources than the Company. The Company may at any time also face competition from other existing airlines which may begin serving any of the markets the Company serves or from new low-cost airlines. The Company's results are highly sensitive to changes in fare levels. The Company cannot predict future fare levels.

     In many areas, Southwest has achieved market dominance through its high frequency service. In 1994, United inaugurated Shuttle by United(TM), a low-cost, short-haul airline operation on the West Coast, principally to compete with Southwest. Although management believes the Company is able to compete with Alaska Air, Southwest and other airlines in terms of cost and quality of service, these or other competing airlines have in the past and may at any time undercut the Company's fares and/or increase capacity on routes beyond market demand in order to increase their respective market shares. Although the Company intends to compete vigorously and to assert its rights against any predatory conduct, such activity by other airlines could reduce fares or passenger traffic to levels where profitable operations could not be achieved. Due to its smaller size and limited liquidity, the Company may be less able to withstand aggressive marketing tactics or fare wars engaged in by its competitors.

         Agreements with American Airlines and Other Vendors

     The Company has agreements with American Airlines for participation in the AAdvantage(R) frequent flyer program, fuel purchasing, use of landing rights at Orange County, ground handling and rental of terminal space in San Jose, among other services. These agreements are subject to termination, in some cases on short notice. The AAdvantage(R) agreement expires by its terms on December 31, 1997. The Company also has entered into agreements with contractors, including American Airlines and other airlines, to provide certain facilities and services required for its operations, including reservations and data processing, aircraft maintenance, ground facilities and aircraft ground handling. Any termination or significant interruption in such services could have a material adverse effect on the Company. Although the subcontracting of many services is intended to help the Company control costs, the Company's reliance upon others to provide essential services may also result in a relative inability to control the costs or quality of such services.

         Reliance on Travel Agencies

     Approximately 60% of the Company's tickets currently are sold by travel agents. Travel agents generally have a choice between one or more airlines when booking a customer's flight. Accordingly, any effort by travel agencies to favor another airline or to disfavor the Company could adversely impact the Company. The Company's relations with travel agencies could be affected, for instance, by override commissions offered by other airlines, by the Company's promotion of ticketless travel, by an increase in the Company's arrangements with other distributors of its tickets (such as tour wholesalers) or by the introduction of alternative methods of selling tickets. Although management intends to continue to offer an attractive and competitive product to travel agencies and to maintain favorable relations with travel agencies, there can be no assurance that travel agencies will not disfavor the Company or favor other airlines in the future.

         Seasonality

     The Company's results are sensitive to seasonal variations in traffic. The highest levels of traffic and revenue are generally realized in the third quarter and the lowest levels of traffic and revenue are generally realized in the fourth quarter. Because the Company's costs do not vary significantly in response to traffic levels, such seasonality substantially affects the Company's profitability from quarter to quarter.

         Employee Relations

     The Company believes it operates with lower personnel costs than many established airlines, principally due to lower base salaries, a more junior work force and greater flexibility in the utilization of personnel. There can be no assurance that these advantages will continue to exist. Many airline industry employees are represented by labor unions. None of the Company's employees are currently represented by labor unions or other collective bargaining units, although labor unions have from time to time inquired of the Company's employees as to their interest in joining a union. If unionization of the Company's employees were to occur, the Company's flexibility in dealing with its employees would be restricted, which could result in a material increase in its labor costs.

         Reliance on Executive Officers

     The success of the Company depends in large part upon the efforts, leadership and abilities of its senior management, including the Company's executive officers. The loss of members of the Company's senior management could have a material adverse effect on the Company.

         Anti-Takeover Provisions

     Certain provisions of Nevada law and of the Company's Articles of Incorporation and By-laws could have the effect of making more difficult or discouraging an acquisition of the Company or a change in control of the Company. These provisions, among other things, authorize the issuance of up to 10,000,000 shares of preferred stock with such rights and preferences as may be determined from time to time by the Board of Directors without shareholder approval, eliminate the ability of the stockholders to call a special meeting or act by written consent and require advance notice of proposals to be acted upon at meetings of stockholders and to nominate directors. The issuance of preferred stock could adversely affect the rights of the holders of the Common Stock. Although the Company does not currently have commitments to issue any shares of its preferred stock, there can be no assurance that the Company will not do so in the future.

RISKS RELATED TO THE AIRLINE INDUSTRY

         Fixed Costs

     In the airline industry, revenues generally exhibit substantially more volatility than costs. The costs of operating each flight do not vary significantly with the number of passengers carried and, therefore, a relatively small change in the number of passengers or in fare pricing or traffic mix can, in the aggregate, have a significant effect on operating results. A shortfall from expected revenue levels could have a material adverse effect on the Company.

         Reintroduction of Airline Ticket Excise Taxes or Industry User Fees

     Until December 31, 1995, airline ticket sales were subject to a 10% federal excise tax. Upon expiration of this tax, the Company left many of its advertised (gross) fares in place, resulting in an increase in the revenues it received. However, the Company's fare levels can vary significantly month-to-month in response to pricing initiatives by the Company's competitors, and such fluctuations are often more significant than 10%.

     Congress has been considering reinstitution of the excise tax. The major domestic airlines, however, are lobbying Congress to institute a user fee (based on operating statistics such as number of passengers or number of departures) in lieu of reinstituting the excise tax. Management believes that some charge is likely to be reimposed this year, but cannot predict whether the charge will be in the form of the 10% excise tax, a new user fee or some other form. The impact of the charge will depend on its form, the competitive response from other airlines (in particular, whether other airlines absorb the charge themselves or pass it on through higher gross ticket prices) and whether any increase in prices impacts traffic levels. Management believes that a user fee would likely have a greater net cost to the Company than re-imposition of the 10% excise tax on the price of tickets, because the Company has lower average fares and a shorter average stage length (and thus more passengers and departures per day) than the industry average. The overall impact may be materially adverse to the Company.

         Fuel

     The cost of aircraft fuel is a major component of the Company's costs and constituted approximately 17.7% of the Company's operating expenses in 1995. The Company has not entered into long-term fuel purchases or hedging agreements assuring the availability and price of fuel, as they are not available under economically favorable terms. The Company's average cost of fuel (including into-plane service fees) increased from 66 cents per gallon for the year ended December 31, 1995 to 72 cents per gallon for the first quarter of 1996, and as of June 10, 1996, is approximately 73 cents per gallon. Fuel prices continue to be susceptible to, among other things, political events or additional regulations, which are beyond the Company's control. A fuel supply shortage resulting from a disruption of oil imports or otherwise could result in higher fuel prices or curtailment of scheduled service. Consequently, the future cost and availability of fuel to the Company cannot be predicted. Substantial price increases or the unavailability of adequate supplies could have a material adverse effect on the Company. On October 1, 1995, aviation fuel became subject to an additional federal tax of 4.3 cents per gallon imposed on domestic fuel when an exemption from the federal fuel tax expired. Although legislation has been introduced in Congress that would reinstate the exemption for aviation fuel from that tax, no assurance can be given that an exemption will become available. Based on current levels of fuel consumption, each one cent increase in the cost of fuel (by taxes or otherwise) adds approximately $875,000 per year to the Company's operating costs.

         Cyclical Nature of Airline Industry

     The airline industry is highly sensitive to general economic conditions. Because a substantial portion of airline travel (both business and leisure) is discretionary, the industry tends to experience adverse financial results during general economic downturns. Any general reduction in airline passenger traffic may materially and adversely affect the Company, particularly since current industry traffic patterns are based in part on substantial stimulation of discretionary air travel.

         Recent Developments in the Airline Industry - Suspension of Valujet Operations

     On June 17, 1996, Valujet Airlines, Inc. ("Valujet") temporarily suspended its flight operations at the request of the FAA after an intensive inspection by the FAA. As a result of events related to Valujet, the FAA has announced that it will be increasing its scrutiny of airlines, particularly in the areas of contract maintenance and contract training. As discussed under "Business - Safety and Maintenance," the Company operates its own internal Training Center and contracts most of its major overhauls to two established vendors: American Airlines and AAR Corp. Additional operational or mainteance requirements mandated by the FAA could have a material adverse impact on the Company.

         Governmental Regulation

     The Company has a Certificate of Public Convenience and Necessity from the DOT and an operating certificate from the Federal Aviation Administration ("FAA"). Each such authority is subject to continued compliance with applicable statutes, rules and regulations pertaining to the airline industry, including any new rules and regulations that may be adopted in the future.

     In the last several years, the FAA has issued a number of maintenance directives and other regulations relating to, among other things, collision avoidance systems, airborne windshear avoidance systems, noise abatement and increased inspection requirements. The costs of compliance with applicable statutes, rules and regulations may increase over time and no assurance can be given with respect to such costs or its effect on the Company's profitability. In addition, management believes that small and start-up airlines are often subject to closer scrutiny by FAA officials, making them susceptible to regulatory demands that can negatively impact their operations. Any prolonged inspection activity by the FAA, whether arising from concerns general to the industry or specific to the Company, could have a material adverse impact on the Company's operations. The Company is subject to other federal, state and local laws and regulations relating to protection of the environment, radio communications, labor relations, equal employment opportunity and other matters.

         Foreign Ownership

     Pursuant to law and the regulation of the DOT, the Company must be effectively controlled by United States citizens. In this regard, the Company's President and at least two-thirds of the Company's Board of Directors must be United States citizens and not more than 25% of the Company's voting stock can be owned by foreign nationals (although subject to DOT approval the percent of foreign economic ownership may be as high as 49%).

                                 USE OF PROCEEDS

     The net proceeds to the Company from the offering (assuming a public offering price of $__ per share), after deducting the underwriting discount and estimated expenses payable by the Company, are estimated to be approximately $__ million ($__ million if the Underwriters' over-allotment option is exercised in full). The net proceeds will be used for working capital and added to general corporate funds. The Company may use its general corporate funds for capital expenditures, including to fund downpayments or deposits on aircraft or aircraft orders. The Company intends to invest in ownership of aircraft to a larger extent than it has done so in the past, and the increase in liquidity provided by the offering is intended to facilitate aircraft acquisitions.

     Pending the use of the net proceeds of the offering, the Company intends to invest the proceeds in short-term, investment grade, interest bearing instruments or money market funds. Returns on such investments may be less than those that might otherwise result if the Company were able to use such funds immediately in its operations.

                   MARKET PRICE OF COMMON STOCK AND DIVIDENDS

     The following table sets forth the high and low sale prices of the Common Stock for each quarter since January 1, 1994 as reported by the Nasdaq National Market.


                                                     High                 Low
 1994:
    First Quarter                                  $      9            $  5 1/2
    Second Quarter                                        7                   4
    Third Quarter                                         7                   5
    Fourth Quarter                                        6               3 5/8

 1995:
    First Quarter                                     5 3/4               3 5/8
    Second Quarter                                        8               4 1/2
    Third Quarter                                     8 7/8               6 1/4
    Fourth Quarter                                   9 9/16              6 1/16

 1996:
    First Quarter                                    12 5/8                   7
    Second Quarter (through June 18)                 14 1/4              10 7/8


     The last reported sale price of the Common Stock on July __, 1996, was $__ per share. As of June 14, 1996, there were 10,294,834 shares of Common Stock outstanding and 515 holders of record of the Common Stock.

     The Company intends to retain earnings to finance the development and growth of its business. Accordingly, the Company has not paid dividends on the Common Stock and does not anticipate that any dividends will be declared on the Common Stock for the foreseeable future. Future payment of cash dividends, if any, will depend on the Company's financial condition, results of operations, business conditions, capital requirements, restrictions contained in agreements, future prospects and other factors deemed relevant by the Company's Board of Directors. The Company's ability to pay dividends on its Common Stock is limited by the Senior Note Indenture. See "Description of Securities-Senior Notes."

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company at March 31, 1996 and as adjusted to give effect to the sale of Common Stock offered hereby. The information presented below should be read in conjunction with the Company's financial statements and related notes included elsewhere in this Prospectus.

                                                                       March 31, 1996
                                                                    Actual    As Adjusted
                                                                   --------    --------
                                                                      (in thousands)

  Cash and cash equivalents ...................................... $ 33,206    $
                                                                   ========    ========

  Current maturities of long-term debt ........................... $    924    $    924
                                                                   ========    ========

  Long-term debt, excluding current maturities:
           9% Senior Convertible Notes due 2002 .................. $ 28,750    $ 28,750
           Notes payable, other ..................................    9,573       9,573
                                                                   --------    --------
  Total long-term debt, excluding maturities .....................   38,323      38,323
                                                                   --------    --------


  Stockholders' equity:
           Preferred stock, $.001 par value, 10,000,000 shares
           authorized, none issued ...............................     --          --
           Common stock, $.01 par value, 30,000,000 shares
           authorized, 10,125,834 shares issued and outstanding
           and 13,125,834 shares as adjusted(a) ..................      101         131
           Additional paid-in capital ............................   31,929
           Accumulated deficit ...................................  (22,335)    (22,335)
                                                                   --------    --------
  Total stockholders' equity .....................................    9,695
                                                                   --------    --------


  Total capitalization ........................................... $ 48,018    $
                                                                   ========    ========

 -----------------
 (a) Does not include 488,031 shares issuable upon exercise of outstanding and currently exercisable options and warrants, or 450,000 shares subject to an overallotment option.

                                    BUSINESS

     Reno Air, Inc. operates a full-service scheduled airline at low cost, offering competitive low fares in business and leisure markets primarily in the western United States. The Company operates a modern fleet of 28 McDonnell
Douglas MD-80 and MD-90 Stage III aircraft which have an average age of less than six years. The Company offers over 190 daily flights primarily to and from its two hubs in Reno/Tahoe and San Jose and its three focus markets in Los Angeles, Las Vegas and Seattle. In addition to these cities, the Company serves Albuquerque, Anchorage, Chicago O'Hare, Colorado Springs, Denver, Fairbanks, Laughlin (Nevada), Orange County (California), Palm Springs (seasonally), Portland, San Diego, Tucson and Vancouver (British Columbia). The Company also conducts charter operations and operates a tour program called QQuick Escapes(R), which offers vacation packages including airfare, lodging and other services, primarily to Reno/Tahoe, Las Vegas, Laughlin (Nevada), and Southern California. The Company participates in the American Airlines AAdvantage(R) frequent flyer program.

COMPETITIVE STRENGTHS

     The Company's key competitive strengths include: premium service at low fares, a young, standardized fleet of advanced Stage III aircraft, low operating costs, a strategic marketing relationship with American Airlines and complementary hubs.

                      *        Premium  Service  at  Low  Fares.   The  Company
                               distinguishes itself from most other low-fare airlines by offering a premium product that includes: (i) affordable upgrades to first class cabins with leather seating, (ii) modern, quiet, Stage III aircraft, (iii) pre-assigned seating and advance boarding passes, (iv) greater travel agent affinity via participation in all major computer reservations systems and (v) in-flight meals on longer-haul flights. The Company offers this level of service at fares competitive with the fares offered by "no frills" airlines.

                      * A Young, Standardized Fleet of Advanced Stage III Aircraft. The Company's fleet consists entirely of new model Stage III aircraft manufactured by McDonnell Douglas Corporation ("McDonnell Douglas"). As of June 10, 1996, the average age of the Company's 28 aircraft was less than six years. The fleet includes eight MD-82 aircraft, fourteen MD-83 aircraft, four MD-87 aircraft, and two MD-90 aircraft. These aircraft are rated a single fleet type (for purposes of training), have similar cockpits and share many common parts, which allows for significant operating efficiencies. As configured by the Company, each aircraft has either 12 or 20 first class seats and from 105 to 128 coach class seats. The coach class cabin of each aircraft has a customer-preferred three-and-two seating arrangement, with more than 80% of the Company's seats being either window or aisle seats.

                      * Low Operating Costs. The Company's operating costs per seat mile were 7.6 cents in 1995. Management believes this level of costs is among the lowest in the industry, after taking into account the Company's relatively short average aircraft stage length (as compared to industry average) and the fact that fuel prices, labor costs and aircraft costs (due to restrictions on fleet types at many airports served by the
                               Company) tend to be higher in many of the Company's markets than domestic industry averages. Although management expects certain of the Company's costs to increase in the future, management is committed to keeping the Company's costs low in order to be competitive with other airlines.

                      * Strategic Marketing Relationship with American Airlines. In 1993, the Company entered into a series of agreements with American Airlines, including an agreement providing for the Company's participation in the American Airlines AAdvantage(R) frequent flyer program. The AAdvantage(R) program allows Reno Air passengers to earn AAdvantage(R) miles for travel on all scheduled Reno Air flights and also allows AAdvantage(R) members to redeem accumulated miles on Reno Air. Management believes that the Company's participation in the AAdvantage(R) program is particularly important in attracting higher yielding business traffic. Approximately 20% of the Company's passengers in 1995 were AAdvantage(R) members.

                      *        Complementary   Hubs.   The   Company's   flight
                               schedules take advantage of Reno Air's complementary hubs at San Jose and Reno/Tahoe which are only about 300 miles apart and which serve many common origination and destination city pairs -- but which have different traveler demographics. The Company's San Jose hub carries primarily business traffic while the Company's Reno/Tahoe hub serves primarily leisure passengers. This traffic mix enables Reno Air to maximize aircraft utilization by concentrating peak-hour weekday flying in business markets, and scheduling aircraft to leisure destinations such as Reno/Tahoe or Las Vegas during mid-day, late evening and weekend hours more suited to leisure travel.

STRATEGIC REPOSITIONING AND BUSINESS STRATEGY

     In 1994, the Company substantially changed its senior management team and implemented a strategic repositioning designed to make the Company profitable. The key components of the Company's strategic plan include: (i) focusing the Company's route system by concentrating resources on the Company's hubs in Reno/Tahoe and San Jose and focus markets in Los Angeles, Las Vegas and Seattle;
(ii) increasing utilization of the Company's fleet by decreasing turnaround times and expanding nighttime operations; (iii) reducing unnecessary ticket discounting through improved yield management, with a continued emphasis on offering competitive fares; (iv) maintaining good relationships with travel agencies, tour operators and hotel and casino properties; and (v) developing and promoting lower-cost distribution methods, including ticketless travel and increasing internal reservations capacity and direct sales incentives. In part as a result of its strategic repositioning, the Company achieved profitability in 1995 and the first quarter of 1996.

                      * Focusing the Company's Route System. In 1994, the Company refocused its route system by increasing operations in markets where it had established a competitive foothold, and by canceling service in several markets in which the Company had not achieved acceptable market shares. The Company also began serving Orange County and Chicago, two slot-controlled airports which were important to strengthening the Company's strategic positions at San Jose and Reno/Tahoe, respectively. In 1995, the Company added longer-haul service to Anchorage and Vancouver, which diversified the Company's competitive exposure away from Southwest Airlines. In April 1996, the Company significantly increased its capacity in the Orange County - San Jose and Seattle - Anchorage markets. By focusing its recent growth primarily on cities already served, the Company has leveraged its existing market identity and realized efficiencies in advertising and related sales expense. Management believes there is room for significant growth in a number of its current markets, and in nearby markets, including California airports such as Burbank, Ontario and San Francisco.

                      *        Increasing   Fleet   Utilization.   Because  the
                               Company operates only newer aircraft, it has relatively high aircraft ownership expense. To reduce the impact of such expense, management has sought to increase the Company's aircraft utilization, thus spreading the fixed ownership costs over a larger base of operations. Aircraft utilization has been increased by expanding the Company's late evening/early morning and overnight operations. This included the development of a late night departure bank from Reno/Tahoe with flights to Seattle, Portland, Denver, and Chicago all departing at 10 p.m. or later. The Company has further increased its overnight operations with long-haul Seattle-Anchorage service operated throughout the year (with four daily trips, including two overnight flights, during the summer months). The Company also operates aircraft charter trips when aircraft and crews are available, which helps to increase utilization.

                      * Improving Yield Management. When Reno Air's new management team assumed responsibility in
                               mid-1994,    it   recognized  the opportunity to
                               improve  the Company's  pricing  and  inventory
                               management   systems.    Management     more
                               aggressively matched Southwest Airlines' low fares while adopting a revenue management strategy focused on increasing passenger revenues by better controlling the mix and availability of the lowest fares.

                               As part of its long-term revenue management strategy, management contracted in February 1996 for a state-of-the-art quantitative yield management system similar to the system used by USAir. The system came on-line in June 1996, and is designed to better predict passenger demand and sell-up opportunities by providing higher quality inventory and yield analysis than can be obtained in a manual environment.

                      *        Maintaining  Good   Relationships   with  Travel
                               Agencies. The Company recognizes that travel agencies play an important role in the distribution of airline tickets. Accordingly, although the Company has strived to reduce its CRS booking fees, the Company has not sought to bypass travel agencies. In 1995 the Company introduced a direct book program whereby travel agencies can earn commission overrides by booking through the Company's reservations facility rather than through a CRS.

                               Because of the importance of leisure  traffic to
                               the  Company,   Management      considers  it
                               important to maintain strong relationships with hotels, resorts, casinos and tour operators. The success of the Company's QQuick Escapes(R)
                               program depends on the Company's ability to obtain dedicated blocks of hotel rooms at casinos and resorts. Management has successfully increased the variety and number of hotel rooms available to QQuick Escapes(R), and continues to expand the program.

                      * Developing and Promoting Innovative Distribution Methods. Most tickets sold through travel agencies are booked on the major CRS systems. These systems charge flat fees which commonly exceed 5% of the price of tickets sold by the Company and can be a significantly greater percentage of the ticket price. (Because the Company offers low fares, the CRS fees are a disproportionate percentage of the Company's costs as compared to the longer-haul, higher fare airlines.) Management has aggressively pursued alternative ticket distribution methods to reduce its CRS booking fees while preserving a good relationship with travel agencies, in part by offering financial incentives to travel agents to book directly through Reno Air.

                               In  August  1995,  Reno Air  initiated  its
                               EZTrip(TM) paperless travel option. Today, about 50% of the tickets sold through the Company's reservations office are booked as EZTrip(TM) paperless travel. EZTrip(TM) travel accounted for approximately 20% of all passenger travel in May 1996. EZTrip(TM) must be booked directly through Reno Air, but travel agencies can receive a commission on EZTrip(TM) bookings they generate. In February 1996, Reno Air also began selling tickets through Ticketmaster(R).

                               Reno Air has increased its percentage of direct sales by 8 percentage points from 31.5% in the first quarter of 1995 to 39.5% in the first quarter of 1996. Management is seeking further gains in this measure as it refines and develops its direct book programs, and adds additional low cost distribution channels such as the Internet.

     Management has targeted for the Company a moderate rate of growth of approximately 25% per year, pursuing the strategies discussed above. Management believes this growth rate is preferable to a faster growth rate because it is achievable while maintaining the Company's focus on existing markets and operations.

ROUTE STRUCTURE

     The Company currently operates approximately 190 daily flights, serving Albuquerque, Anchorage, Chicago O'Hare, Colorado Springs, Denver, Fairbanks, Las Vegas, Laughlin (Nevada), Los Angeles, Orange County (California), Portland, Reno, San Diego, San Jose, Seattle, Tucson and Vancouver (British Columbia). The Company operates hubs at Reno/Tahoe International Airport and at San Jose International Airport, and operates focus markets in Los Angeles, Las Vegas and Seattle, where it provides additional service to other non-hub cities.

     As of June 10, 1996, the Company operated approximately 40 daily flights from Reno, including 7 daily flights to Los Angeles, 5 to Las Vegas, and 7 to Seattle. The Company also serves Chicago O'Hare three times a day, and serves Vancouver two times a day, both from Reno.

     In mid-1993, the Company began development of a second hub in San Jose, California, using gates leased from American Airlines. As of June 10, 1996, the Company operated approximately 43 daily flights from San Jose, including 11 daily flights to Los Angeles, 11 to Orange County and 8 to San Diego. Total operations (arrivals and departures) at the above hub cities are double the numbers indicated.

     In addition to its scheduled operations, the Company operates special purpose charters and, in 1995, commenced scheduled "track" charter operations using from one to three dedicated aircraft. Special purpose charters are conducted as opportunities arise to provide transportation for sports teams, the United States government, university groups, and other organizations. The track charter operations are conducted for tour wholesalers who generally package the Company's flights with hotel accommodations or ship cruises. One of the Company's track programs has operated from Chicago to various tourist destinations, including Las Vegas, Mexico and the Caribbean, while another has operated from Michigan to similar destinations. With respect to both special purpose charters and track charter programs, the Company receives a fixed revenue regardless of the number of seats actually sold (or occupied) on the flight.

AIRCRAFT FLEET

     As of June 10, 1996, the Company owned one MD-87 aircraft and leased twenty-seven aircraft, including eight MD-82, fourteen MD-83, three MD-87 and two MD-90 aircraft. The MD-82 and MD-83 aircraft are very similar, modern twin-jet aircraft, which have quiet and fuel-efficient engines and which are configured by the Company with 20 first-class and 120 coach-class seats. The Company introduced the MD-87 aircraft to its fleet in 1995 to take advantage of the aircraft's slightly smaller size and lower cost. The MD-87 aircraft have 12 first-class and 105 coach-class seats in the Company's configuration. The Company introduced the MD-90 aircraft to its fleet in April 1996 in order to expand operations at Orange County. The MD-90 aircraft are state-of-the-art, quiet, fuel efficient and low emission aircraft which seat 128 coach passengers and 20 first-class passengers in Reno Air's configuration. The MD-90 aircraft are qualified to use slots at Orange County available only for the quietest jet aircraft.

     One of the Company's competitive strengths is its newer aircraft fleet which had an average age of less than six years as of June 10, 1996. Many of the Company's aircraft continue to be under manufacturer warranty. The terms for the leased aircraft range from less than one year to eighteen years, with a majority of the Company's leases expiring in less than five years.

     The Company intends in the future to invest in ownership of aircraft to a larger extent that it has done so in the past. See "Use of Proceeds".

SAFETY AND MAINTENANCE

     The  Company is  committed  to  operating  a safe,  reliable  airline.  Its commitment to safety begins in the areas of pilot training and aircraft maintenance. The Company has developed, and since its inception has operated, an internal Training Center, using the Company's experienced, senior pilots as flight instructors. The Training Center is intended to ensure that all the Company's flight crews learn uniform procedures, practice crew resource management and meet a consistent, high standard in all areas. All pilots hired by the Company are subject to an in-depth pre-employment evaluation including a written test, interviews with flight operations management and a flight evaluation in an MD-80 simulator. All pilots must have flown at least 5,000 hours prior to being hired and must successfully complete the Company's eight-week training program, including check-rides and simulator time.

     The Company also conducts flight attendant safety and service training at the Training Center, also using its own employees as instructors.

     The Company has developed, with the assistance of McDonnell Douglas, a thorough maintenance program for its aircraft, which has been approved by the FAA. Routine daily maintenance of the aircraft is performed at the Company's facilities at Reno/Tahoe International Airport and San Jose International Airport by the Company's employees and by contractors at the Company's other spoke cities. The Company contracts major maintenance overhauls of its engines and aircraft to established FAA-approved vendors. Generally one of the Company's FAA-licensed mechanics is assigned to monitor each aircraft overhaul to ensure compliance with the Company's procedures. During 1995, more than 80% of the Company's engine overhauls were performed by American Airlines and almost all of the Company's airframe overhauls were performed by AAR Corp. (a large aviation services company founded in 1951 that provides maintenance services to the United States military and many commercial airlines).

COMPETITION

     The airline industry is highly competitive. Airlines compete primarily with respect to fare levels, unit costs, schedule convenience, frequency of service, product quality and number of markets served. Other competitive factors include dependability of service, quality of facilities, name recognition, frequent-flyer programs and other passenger amenities.

     Many of the Company's competitors, including Southwest, Alaska Air, America West and United, are larger and have substantially greater resources than the Company. In many areas, Southwest has achieved market dominance through its high frequency service. Southwest has historically been the Company's principal competitor and currently competes head-to-head with Reno Air in approximately 60% of the Company's markets. Prior to 1995, this figure was almost 70%. While management believes the Company can successfully compete against Southwest, management has committed to further diversify the Company's competitive exposure away from Southwest's historically aggressive marketing actions. (Actions by Southwest have included one-way, advance purchase fares offered as low as $19 - $29.) Alaska Air has become a more significant competitor to Reno Air following Reno Air's expansion to Anchorage and Fairbanks markets where Alaska Air is the dominant airline. Although management believes the Company is able to compete with Southwest, Alaska Air and other airlines in terms of unit cost and quality of service, these or other competing airlines have in the past undercut the Company's fares and/or increased capacity on routes beyond market demand in order to increase their market share and may do so in the future.

     Management believes that the Company's operating performance is superior in several respects to the service levels of its competitors. For the year ended December 31, 1995, Reno Air canceled less than 1% of its flights, which is a lower percentage than that achieved by the Company's competitors, and operated with an approximately 94% on-time performance, which is significantly better than any of its competitors reported to the DOT.

     Management believes that the Company's low-fare structure with minimal restrictions on travel, its relatively new fleet of aircraft and its full services, such as advanced seating assignments, first-class service on all scheduled flights and participation in the American Airlines AAdvantage(R) Travel Awards Program, help distinguish the Company from its competition.

MARKETING

     The Company participates in all major domestic travel agency CRS systems, and a majority of the Company's tickets are sold through travel agencies. Travel agencies can significantly impact the Company's business by directing passenger traffic to or away from the Company. The Company offers travel agencies a commission generally equal to 10% of the ticketed fare. Certain of the Company's competitors have capped general travel agency commissions but may seek to increase their respective market shares by paying additional override commissions to travel agencies, which, in certain cases, may exceed 10% of the ticketed fare. The Company seeks to maintain good relations with travel agencies.

     CRS systems charge a fee based on booking transactions and related activity, rather than a percentage of ticket price. Such fees disproportionately impact the Company's costs due to the Company's low average fares. Accordingly, the Company is seeking to reduce its reliance on CRS systems. The Company implemented its EZTrip(TM) paperless travel system in August 1995. EZTrip(TM) can be booked by both passengers and travel agencies and currently accounts for approximately 20% of the Company's tickets, including approximately 50% of all sales made through the Company's reservations offices. The Company also has direct booking arrangements with certain wholesalers and travel agencies, designed to stimulate sales and reduce distribution costs.

     The Company has interline agreements with most major carriers, which facilitate the ability of passengers to fly itineraries that include segments that connect between the Company's flights and the other airlines' flights, by providing for single ticketing and an automatic transfer of checked baggage.

     The Company participates in the American Airlines AAdvantage(R) Travel Awards Program. Passengers can earn AAdvantage(R) mileage credit and can redeem AAdvantage(R) flight awards on all scheduled Company flights as well as on flights of American Airlines and other AAdvantage(R) program participants. The above factors distinguish the Company from certain of its competitors, including Southwest, although management believes such factors are less important in selling tickets than price or schedule frequency.

     As a participant in the American Airlines AAdvantage(R) program, Reno Air makes a controlled number of its seats available for redemptions of AAdvantage(R) awards, at no additional cost to the AAdvantage(R) member. Reno Air manages the number of seats that are made available for such travel to minimize the cost to the Company of such redemptions.

     The Company advertises primarily in newspapers and magazines, with billboards and by radio. The Company has advertised on television from time to time, but generally the cost of television advertising has been considered prohibitive. The Company has engaged in joint marketing with American Airlines through, among other measures, involvement in the American Airlines AAdvantage(R) Travel Awards Program monthly newsletter and joint newspaper advertisements.

     Reno Air has invested modestly to maintain a marketing presence on the Internet. Efforts are on-going to link a reservations booking program to its Web Page to provide for full on-line ticket sales capability via the Internet, although management cannot predict when this service will be available.

EMPLOYEES

     As of June 1, 1996, the Company had 1,927 employees, including 1,609 full-time and 318 part-time personnel as follows: 248 flight crew personnel, 461 flight attendants, 495 customer service agents, 390 reservation agents, 74 mechanics and maintenance personnel, 30 sales and marketing personnel, 147 general management personnel (including accounting), and 82 personnel performing other miscellaneous functions. The Company considers its relations with its employees to be good. The Company believes it operates with lower personnel costs than many older airlines, principally due to lower base salaries, a more junior work force and greater flexibility in the utilization of personnel. There can be no assurance that these cost advantages will continue to exist. None of the Company's employees are currently represented by labor unions or other collective bargaining units. Airline labor groups from time to time seek to represent the Company's employees. If unionization of the Company's employees were to occur, the Company's flexibility in dealing with its employees would be restricted, which could result in a material increase in costs.

FUEL

     The cost of aircraft fuel is a major component of the Company's operating expenses and accounted for 17.7% of all operating expenses in 1995. Both the cost and availability of fuel are subject to many economic and political factors and events occurring throughout the world and, therefore, fuel prices can fluctuate substantially. Substantial increases in the price of fuel or the unavailability of adequate fuel supplies could have a material adverse effect on the Company's operations and profitability. On October 1, 1995, aviation fuel became subject to an additional federal tax of 4.3 cents per gallon imposed on domestic fuel when an exemption from the federal fuel tax expired. Although legislation has been introduced in Congress that would reinstate the exemption for aviation fuel from that tax, no assurance can be given that an exemption will become available. Based on current levels of fuel consumption, each one cent increase in the cost of fuel (by taxes or otherwise) adds $875,000 per year to the Company's operating costs.

     From March 1, 1994, the Company has purchased jet fuel from American Airlines on a requirements basis at certain airports pursuant to a short-term credit agreement. In order to take advantage of lower fuel prices direct from suppliers, the Company notified American Airlines in March 1996 that, effective May 1, 1996, its fuel purchases under the fuel purchase agreement will be eliminated in certain cities. The Company and American Airlines have mutually agreed to terminate the fuel credit facility as of September 30, 1996.

AIRPORT OPERATIONS AND LANDING RIGHTS

     Because the Company conducts a substantial majority of its operations at Reno/Tahoe International Airport and San Jose International Airport, events impacting operations at such airports can significantly adversely affect the Company. Such events can include severe weather, runway closures for maintenance or construction and other causes.

     The availability of terminal gates and other facilities is highly restricted at many airports served by the Company. At Chicago O'Hare and Orange County, California, landing rights are strictly controlled. During 1994, the Company obtained the use of slots at Orange County pursuant to an agreement with Orange County and American Airlines. The Company currently operates fourteen slots at Orange County, four of which may be recalled by American Airlines on short notice and eight of which were part of an annual allocation that will be subject to reallcoation with the next slot period (which begins April 1, 1997). The Company operates three daily flights to O'Hare from Reno using special purpose slots available to new entrant carriers and awarded to it by the United States Department of Transportation ("DOT"). There can be no assurance that the Company will be able to obtain additional slots or to retain sufficient slots at Orange County or O'Hare for its operations. The Company's slots at O'Hare may be used only for service to Reno and will expire on issuance of final rules regarding special slot allocations unless renewed by the DOT, however, no such rules have been proposed.

GOVERNMENT REGULATION

     All interstate air carriers are subject to regulation by the DOT and the FAA under the Federal Aviation Act of 1958, as amended (the "Act"). The DOT's jurisdiction extends primarily to the economic aspects of air transportation, while the FAA's regulatory authority relates primarily to air safety, including aircraft certification and operation, crew licensing and training and maintenance standards.

     The Company has a Certificate of Public Convenience and Necessity ("DOT Certificate") issued by the DOT on July 1, 1992, which allows the Company to engage in air transportation. Pursuant to law and DOT regulation, the Company must be effectively controlled by United States citizens. In this regard, the Company's President and at least two thirds of the Company's Board of Directors must be United States citizens and not more than 25% of the Company's voting stock can be owned by foreign nationals (although subject to DOT approval, the percent of foreign economic ownership may be as high as 49%).

     Authority to operate international routes is regulated by the DOT and by the foreign governments involved, and may be subject to the approval of the President of the United States for conformance with national defense and foreign policy objectives. The Company holds international route authority to serve Vancouver, British Columbia, from Reno and Puerto Vallarta and Cabo San Lucas, Mexico, from San Jose. The Company pays overflight fees indirectly to the Government of Cuba with regard to flights that overfly Cuba.

     The FAA regulates flight operations, including the licensing of pilots and maintenance personnel, and the establishment of minimum standards for training, maintenance, flight operations, security, communications and ground equipment. An FAA Operating Certificate was issued to the Company on June 29, 1992. The Company's training and maintenance records, flight and emergency procedures, and aircraft and maintenance facilities are subject to periodic inspections by the FAA. The FAA inspected the Company in March 1995 under its National Aviation Safety Inspection Program.

     The Airport Noise and Capacity Act of 1990 ("ANCA") requires the phase-out of Stage II aircraft (which meet less stringent noise emission standards than later Stage III aircraft) in the contiguous 48 states by December 31, 1999. The Company's fleet consists entirely of Stage III or later aircraft and, therefore, the Company is in compliance with ANCA. Many airports served by the Company including Orange County and San Jose impose more stringent noise restrictions, including curfews and limitations on the type of aircraft that may be used. The Company began operating two MD-90 aircraft in April 1996 to allow it to expand operations at Orange County. The Company is subject to various other federal, state and local laws and regulations regarding the protection of the environment.

     The Company is subject to various other governmental regulations. All air carriers are subject to certain provisions of the Communications Act of 1934 because of their extensive use of radio and other communication facilities, and are required to obtain an aeronautical radio license from the Federal Communications Commission. The United States Postal Service has authority over certain aspects of the transportation of mail. Tariffs and rates for the carriage of domestic mail are determined through negotiations or competitive bidding. The labor relations of all air carriers which have received a DOT Certificate, including the Company, are covered under Title II of the Railway Labor Act of 1926 and are subject to the jurisdiction of the National Mediation Board. Furthermore, during a period of past fuel scarcity, air carriers' access to jet fuel was subject to allocation regulations promulgated by the Department of Energy and air carriers may in the future again be subject to such regulations.

INSURANCE

     The Company carries passenger liability and aircraft loss or damage insurance and customary other insurance. Management believes such insurance is similar in nature and levels of coverage to that maintained by other comparable airlines and is adequate to protect the Company and its property and to comply both with federal regulations and the Company's aircraft lease agreements.

PROPERTIES

         Airport Facilities

     Ticket counters, gates, and airport office facilities at each of the airports the Company serves are leased from the airport or municipal agency, as the case may be, and/or sub-leased under use agreements from other airlines. Although the Company has, from time to time, experienced difficulty in obtaining suitable gate space at certain congested airports, management believes the Company will be able to obtain airport terminal space adequate for its needs.

     At all airports to which it flies, Reno Air has entered into use agreements which provide for the non-exclusive use of runways, taxiways and, in some instances, other facilities. Landing fees under these agreements normally are based on the number of landings and weight of aircraft. In addition, certain airports require deposits and/or letters of credit in various amounts for various periods.

     The Company recently signed a 25 year land lease with the Reno/Tahoe airport authority for a site on which the Company intends to construct a maintenance hangar suitable for MD-80 and MD-90 series aircraft. The Company expects the construction cost of the hangar will be less than $3.5 million.

         Office Facilities

     The Company leases approximately 61,000 square feet of office space at its principal offices at 220 and 230 Edison Way, Reno, Nevada, for general corporate use under leases which expire on November 30, 2000. The Company leases approximately 14,000 square feet at 5450 Equity Avenue, Reno, Nevada for a reservations facility under a lease which expires in 1998. Management believes its office facilities are adequate for the foreseeable future. The Company leases additional facilities in San Jose and Reno, and has committed in principle to lease a second reservations facility, containing approximately 27,000 square feet, in Las Vegas, Nevada. Management believes its current and planned office facilities are sufficient for its existing operations and for the foreseeable future.

LEGAL PROCEEDINGS

     The Company is subject to litigation arising in the normal course of business. Management believes any liabilities arising from such litigation either are covered by insurance or are not material.

                             SELECTED FINANCIAL DATA

     The following selected financial data for the five years ended December 31, 1995 are derived from the audited financial statements of the Company. The financial data for the three month periods ended March 31, 1996 and 1995 are derived from unaudited financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which the Company considers necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the three months ended March 31, 1996 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1996. The data should be read in conjunction with the financial statements, related notes, and other financial information included or incorporated by reference herein.


                                               Three months ended
                                                    March 31,                            Year ended December 31,
                                              ---------------------   --------------------------------------------------------
                                                 1996         1995      1995        1994        1993      1992(1)     1991(1)
                                              ---------   ---------   ---------   ---------  ---------   ---------   ---------
                                                (unaudited)
                                                                      (in thousands, except for shares)
STATEMENT OF OPERATIONS DATA:
Operating revenues ......................... $   72,820 $   54,981  $  256,508  $  195,519  $  124,640 $    27,092 $        --
Operating expenses .........................     72,376     57,832     252,899     209,371     131,974      29,219         688
                                              ---------   ---------   ---------   ---------  ---------   ---------   ---------
Operating income (loss) ....................        444     (2,851)      3,609     (13,852)     (7,334)     (2,127)       (688)
Non-operating expense, net .................        169        340       1,658         141          10          58          99
                                              ---------   ---------   ---------   ---------  ---------   ---------   ---------
Net income (loss) .......................... $      275 $    (3,191)$     1,951 $   (13,993)$   (7,344)$    (2,185)$      (787)
                                              =========   =========   =========   =========  =========   =========   =========
Net income (loss) per common shares
   and common share equivalent ............. $     0.03       (0.39)       0.19       (1.73)     (1.06)      (0.39)      (0.11)
                                              =========   =========   =========   =========  =========   =========   =========
Weighted average common shares and
   common share equivalents outstanding ....     10,746      8,277       9,786       8,093       6,910       5,566       2,622
                                              =========   =========   =========   =========  =========   =========   =========
BALANCE SHEET DATA:
Cash and cash equivalents .................. $   33,206 $    5,728  $   34,986 $     9,104  $    6,543 $     5,670 $     1,037
Short-term investments .....................       --         --         2,944        --         5,174        --           --
Current assets .............................     75,434     29,259      72,064      32,935      24,787      10,382       1,037
Total assets ...............................    121,895     48,375      99,484      51,683      37,204      13,792       1,058
Current liabilities ........................     65,011     44,261      53,802      43,389      22,611       9,194          66
Long-term debt .............................     38,323      4,603      28,755       4,788        --          --           --
Total liabilities ..........................    112,200     52,942      90,581      53,481      25,255       9,194          66
Stockholders' equity (deficit) .............      9,695     (4,568)      8,903      (1,798)     11,948       4,598         992
Working capital (deficit) ..................     10,423    (15,002)     18,262     (10,454)      2,176       1,188         970


- -------------------
(1)  For the year ended December 31, 1991 and the six months ended June 30, 1992, the Company was a development stage company.
      The Company commenced commercial flight operations on July 1, 1992.



                             SELECTED OPERATING DATA

                                                Three months ended
                                                    March 31,                           Year ended December 31,
                                           -------------------------   -----------------------------------------------------------
                                                1996          1995         1995            1994            1993          1992(1)
                                           -----------   -----------   -------------   -------------   -------------   -----------
Revenue passengers(2) ....................   1,097,964       876,875       3,954,578       3,369,446       1,866,067     390,336
Revenue passenger miles (RPM)(000)(2) ....     645,205       434,839       2,090,014       1,622,630         930,850     200,044
Available seat miles (ASM)(000)(2) .......     947,347       756,752       3,322,475       2,678,144       1,619,737     332,138
Passenger load factor (percent) ..........        68.1          57.5            62.9            60.6            57.5        60.2
Breakeven load factor (percent) ..........        67.8          61.0            62.4            65.2            61.1        61.2
Yield (cents) ............................        10.6          11.9            11.6            11.2            12.6        13.1
Passenger revenues per ASM (cents) .......         7.3           6.9             7.3             6.8             7.3         7.9
Operating expenses per ASM (cents) .......         7.6           7.6             7.6             7.8             8.1         8.3
Aircraft in service at end of period .....          24            20              23              21              17           5
Average aircraft utilization (hours) .....         9.6           9.7             9.6             9.2             8.7        10.5
Average aircraft stage length (miles) ....         562           483             494             449             445         446
Average cost of fuel (per gallon)(3) .....       $0.72        $ 0.62           $0.66           $0.63           $0.70       $0.77


- ----------------------------------------------
 (1)  The Company commenced commerical flight operations on July 1, 1992.
 (2)  Includes track charter operations.
 (3)  Includes into-plane service fees.


Glossary of Terms

Revenue passenger miles (RPM) - the number of paying passengers on a flight multiplied by the route miles of that flight, aggregated for all passenger flights.

Available seat miles (ASM) - aircraft miles flown multiplied by the number of available seats on the aircraft; represents the total passenger carrying capacity offered.

Passenger load factor - revenue passenger miles divided by available seat miles; represents the percentage of available seat capacity occupied by revenue passengers.

Yield - passenger revenues divided by revenue passenger miles; represents the passenger revenue received for each mile a passenger is carried.

Passenger revenues per ASM - passenger revenues divided by available seat miles; represents the passenger revenue received for each seat mile flown.

Operating expenses per ASM - operating expenses divided by available seat miles; represents a measure of the Company's cost per unit of production.

Average aircraft utilization - average block hours each aircraft in the fleet is operated per day; block hours exclude the time an aircraft is parked, including at a gate.

Average aircraft stage length - average length of each aircraft flight segment, weighted by the ASMs for each aircraft flight segment.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

GENERAL

     In the first quarter of 1996, the Company added one MD-87 aircraft to its fleet. In the second quarter of 1996, the Company significantly expanded its operations with the addition of two MD-90 aircraft and two MD-83 aircraft to its fleet and an increase in aircraft utilization. As of June 10, 1996, the Company operated 28 aircraft, as compared to 23 aircraft at the close of 1995, 21 aircraft at the close of 1994 and 17 aircraft at the close of 1993.

     In 1995, the Company continued its growth and achieved its first annual profit since commencing operations in July 1992. The improvement over 1994 was achieved by increases in the Company's load factor and yields, and decreases in the Company's unit costs. Management believes these improvements are due to, among other factors, stabilization of the Company's route system and strengthening of the Company's market presence, improvement of the Company's marketing and yield management (the process by which the Company manages its fare levels), efficiencies from the expansion of operations, the Company's successful entry into or expansion of certain profitable markets and generally improved industry conditions.

     The Company operates in highly competitive markets. Its primary competitors are Southwest and Alaska Air and, to a lesser extent, America West Airlines and United and its "Shuttle by United(TM)" operation. Management believes that the Company can compete effectively with each of these carriers in terms of quality of service and low unit costs. There can be no assurance, however, that the Company can sustain profitable operations. Each of these carriers has substantially greater resources than the Company and is competing vigorously to maintain market share. Although the Company intends to compete vigorously (and to assert its rights against any predatory conduct), competition in the airline industry can reduce fares or passenger traffic to levels at which profitable operations cannot be achieved.

     Although strong passenger demand is generating year-over-year traffic increases, yields continue to be lower in many of the Company's markets than nationwide averages. In October 1995, Southwest initiated $19 and $29 fares and aggressive marketing of many of its routes, including several routes also served by the Company. The Company matched many of the fares on a highly-restricted basis, which nevertheless adversely impacted the Company's yields in the fourth quarter of 1995 and the first half of 1996. The Company expects that it will continue to be subject to these types of competitive marketing conditions.

     On December 31, 1995, the 10% federal excise tax on airline tickets expired. The Company cannot predict if or when the 10% excise tax or an alternative user fee will be reimposed, or whether such charges, when reimposed, will be passed on to consumers by an increase in the Company's advertised (gross) fares. Management believes that a user fee would likely have a greater net cost to the Company than re-imposition of the 10% excise tax on the price of the tickets, because the Company has lower average fares and a shorter average stage length (and thus more passengers and departures per day) than the industry average. Management believes that some charge is likely to be imposed this year, but cannot predict whether the charge will be in the form of the 10% excise tax, a new user fee, or some other form. To the extent a tax or user fee is imposed and is not passed on to consumers, the Company will suffer a decrease in yield.

     The Company's results are highly sensitive to changes in fare levels. The Company cannot predict future fare levels, which depend largely on the actions of its principal competitors. The Company's results are also sensitive to seasonal variations in traffic, with the highest levels of traffic and revenue generally realized in the third quarter and the lowest levels generally realized in the fourth quarter. Because the Company's costs do not vary significantly in response to traffic levels, such seasonality substantially affects the Company's profitability. In 1995 the Company initiated programs intended to generate revenues more evenly throughout the year, including the introduction of year-round track charter programs.

RESULTS OF OPERATIONS

         Three Months Ended March 31, 1996 and 1995

     The Company realized net income of $275,000, or $.03 per share for the three months ended March 31, 1996, as compared to a net loss of $3.2 million, or ($.39) per share, for the three months ended March 31, 1995. The turnaround in financial results is primarily attributable to an approximately 5% year-over-year increase in revenue per available seat mile.

     The Company's level of operations, as measured by available seat miles, increased approximately 25% during the first three months of 1996 as compared to the first three months of 1995, due to the addition of aircraft to the Company's fleet and increased average stage length. As of March 31, 1996, the Company operated 24 aircraft (not including two MD-90 aircraft and two MD-83 aircraft which commenced scheduled service on April 4, 1996 and June 6, 1996, respectively), as compared to 20 aircraft as of March 31, 1995.

         Operating Revenues

     The Company's operating revenues increased 32% in the first three months of 1996 as compared to the same period in 1995, due to the 25% increased scope of the Company's operations (as measured by available seat miles), and the approximately 5% increase in revenue per available seat mile ("RASM"). The increase in RASM is attributable to a 10.6% increase in load factor, partly offset by an 11% drop in yield. Management believes passenger loads increased year-over-year primarily due to increased customer awareness of and preference for the Company's product, a stimulation of passenger demand by fare discounting, and a general increase in passenger demand resulting from a stronger economy. The Company's yields declined year-over-year primarily because of an approximately 16% increase in the Company's average stage length and the impact of discounted fares.

     The factors contributing to a decline in yields were partly offset by the expiration of the federal 10% excise tax on ticket sales. The impact of the expiration of the ticket tax increased over the course of the quarter, since the Company had paid the ticket tax with regard to tickets sold before December 31, 1995, even though travel occurred after such date. Management cannot predict if or when the excise tax will be reimposed, or whether an alternative tax such as a user fee may be imposed.

     By the end of the 1996 first quarter, the Company had three aircraft devoted to track charter programs, as compared to one aircraft in the first quarter of 1995. The year over year increase in track charter flying contributed to the increase in average passenger length of haul, the decline in yields, and the increase in passenger load factor.

         Operating Expenses

     The Company's operating expenses increased approximately 25% in the first three months of 1996 as compared to the first three months of 1995, resulting in the Company's average cost per available seat mile remaining steady for the first three months of 1996 (as compared to the prior year's quarter) at approximately 7.6 cents. Increases in the cost of fuel (including, effective October 1, 1995, a 4.3 cents per gallon federal excise tax), and year-over-year increases in advertising and maintenance expense were offset by cost efficiencies resulting primarily from an approximately 16% increase in average aircraft stage length.

                                                  Three months ended March 31,
                                                  ----------------------------
                                                       1996         1995
                                                  -------------- -------------
Operating expenses per available seat mile(cents)

Salaries, wages and benefits                           1.21         1.26
Aircraft fuel and oil                                  1.35         1.29
Aircraft leases                                        1.36         1.57
Maintenance                                            0.61         0.53
Handling, landing and airport fees                     0.78         0.76
Advertising, marketing and distribution                0.71         0.56
Commissions                                            0.44         0.47
Facility leases                                        0.27         0.30
Insurance                                              0.20         0.20
Communications                                         0.10         0.11
Depreciation and amortization                          0.10         0.07
Other                                                  0.49         0.53
                                                   ============= ============
                                                        7.62         7.65
                                                   ============= ============

     The Company's break-even load factor increased to 67.8% in the first three months of 1996 from 61.0% in the first three months of 1995 due to the decrease in yields.

YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

     The Company realized net income of $1,951,000 or $.19 per share in 1995, as compared to a net loss of $13,993,000 or $1.73 per share in 1994 and a net loss of $7,344,000, or $1.06 per share in 1993. In 1995, the Company realized operating income of $3,609,000, as compared to operating losses of $13,852,000 in 1994 and $7,334,000 in 1993.

     The significant improvement in operating results from 1994 to 1995 reflects a 7.4% increase in unit revenues (yield per ASM) and a 2.6% decrease in unit expenses (costs per ASM) spread over a 24% increase in the Company's available seat miles.

     The Company's 1995 operating results included favorable adjustments relating to earned passenger revenues and maintenance credits, offset by an approximately $1.4 million non-cash, non-operating charge related to the conversion of debt to equity. The earned passenger revenue adjustment occurred in the fourth quarter when the Company recognized an approximate $5.0 million benefit resulting from a change in estimate to more accurately reflect ticket breakage. Breakage must be periodically estimated and recognized as revenue as some tickets are never used, refunded or matched to lifted coupons. The maintenance credit adjustments resulted in a net decrease in operating expense of approximately $1.8 million in the second quarter and approximately $1.4 million in the fourth quarter, the periods when the Company obtained the consent of certain aircraft lessors to adjustments in their respective reserves for engine and airframe maintenance.

     The Company's loss in 1994 reflected, among other factors: (i) a significant decrease in traffic in the first quarter as a result of short-term confusion with respect to the Company's route system created by frequent changes in routes during 1993; (ii) price competition resulting from actions taken by the Company's competitors, which depressed the Company's yields through the third quarter of 1994; (iii) the Company's inability to gain access to Orange County as planned in June of 1994, which created a need to re-deploy aircraft on short notice; and (iv) start-up and development expenses for five new cities in the fourth quarter of 1994.

     The Company's loss in 1993 reflected, among other factors, uncertainty with respect to the Company on the part of travel agencies and the Company's passengers as a result of the substantial changes to the Company' route system implemented during the course of 1993, and included an approximately $4.9 million loss attributable to routes operated and subsequently discontinued in 1993 (Minneapolis, Kansas City and San Francisco), as well as a general reduction of fares in most of the Company's markets.

         Operating Revenues

     The Company's level of operations, as measured by available seat miles, increased 24% in 1995 as compared to 1994 (and 105% as compared to 1993), due to increases in fleet size, average daily aircraft utilization and average length of flight. The Company's operating revenues increased 31% to $256,508,000 in 1995 as compared to $195,519,000 in 1994 due to a 29% increase in revenue passenger miles (RPM's) and a 3.6% increase in yield per RPM. The increase in traffic (revenue passenger miles) reflects a 24% increase in capacity (available seat miles) combined with a 3.8% increase in passenger load factor. The Company's yields increased year-over-year, despite a 9.8% increase in average passenger stage length, as a result of better management of the Company's discount fares and, in some markets, slightly higher fare levels. The Company's yields in 1995 as compared to prior years reflect increases in the Company's average passenger stage length and scheduled tour charter sales, which usually have the effect of reducing average yields. The Company expects these effects to continue in 1996.

     The Company's operating revenues increased 57% from 1993 to 1994 due to a 65% increase in ASMs and a 5.4% increase in the Company's load factor, offset by an 11% decline in yields. The decline in yields was largely attributable to the introduction by competitors of unrestricted companion and other deeply discounted fares that Reno Air matched in the first quarter of 1994.

     Reno Air Express, a separately-owned airline, operated commuter flights that provided connections to the Company's jet flights at San Jose from the third quarter of 1994 through February 1995. Management believes that such operations had a slight benefit to the Company's revenues during such period.

     The Company's load factor increased 3.8% from 1994 to 1995 and increased 5.4% from 1993 to 1994. Management believes that the Company has been able to maintain market share and increase its load factor, despite vigorous competition, due to increased customer awareness of and preference for the Company's product, resulting in part from the stabilization of the Company's route system and improved marketing programs.

     Other operating revenues, comprising 5.6% of total revenue in 1995, increased 6.7% from 1994 to 1995, and 93.1% from 1993 to 1994. Other operating revenues are derived primarily from the sale of tour packages, cargo and mail operations and special purpose charters.

         Operating Expenses

     The Company's operating expenses have increased year over year (20.8% from 1994 to 1995 and 58.6% from 1993 to 1994) as a result of the Company's growth. However, the Company's unit cost per ASM declined in 1995 to 7.6 cents from 7.8 cents in 1994, down from 8.1 cents in 1993.

     The Company's unit costs declined from 1994 to 1995 as a result of, among other factors, a 2.1% increase in aircraft utilization, a 9.8% increase in average passenger stage length and efficiencies from the Company's increased size, offset by a 4.8% increase in the average cost per gallon of fuel from $.63 to $.66. Part of the fuel cost increase was due to the expiration, effective October 1, 1995, of the 4.3 cent per gallon aviation exemption from Federal excise taxes on fuel. The Company cannot predict whether or when the aviation fuel tax exemption may be renewed. In 1995, fuel comprised 17.7% of total operating expenses.

     The Company's unit costs declined from 1993 to 1994 as a result of, among other factors, an 8% increase in aircraft utilization, a 10% reduction in the average cost of fuel, and efficiencies from the Company's increased size.

     Operating expenses in 1995 related to the Company's start-up of service to Palm Springs, Albuquerque and Anchorage were not material. Operating expenses in 1994 included start-up expenses related to the Company's entry into five new cities in 1994, including the cost of an unscheduled delay in commencing service to Orange County. Operating expenses in 1993 included the cost of starting and then ceasing service to Minneapolis, Kansas City and San Francisco.

     The following chart shows the various components of operating expenses for the years ended December 31, 1995, 1994, and 1993:

                     Percentage of Total Operating Expenses

           Expense Category                 1995        1994        1993
- --------------------------------------- ----------- ----------  -----------

Salaries, wages and benefits                16.6 %      16.1%       16.4 %
Aircraft fuel and oil                       17.7        16.4        17.1
Aircraft leases                             19.6        20.0        18.4
Maintenance                                  6.3         7.2         7.6
Handling, landing and airport fees           9.8         9.8        10.0
Advertising, sales and distribution          8.1         8.8         8.8
Commissions                                  6.5         6.3         6.2
Facility leases                              3.8         3.8         2.9
Insurance                                    2.6         2.4         2.7
Communications                               1.3         1.3         1.4
Depreciation and amortization                1.0         0.9         0.6
Other operating expenses                     6.7         7.0         7.9
                                        ----------- ----------  -----------
                                             100 %       100 %       100 %
                                        =========== ==========  ===========

     Maintenance expense in 1995 reflects a reduction in expense from the negotiated adjustment of certain maintenance reserves, discussed above under "Results of Operations."

LIQUIDITY AND CAPITAL RESOURCES

     As of March 31, 1996, the Company's cash, cash equivalents and short-term investments totaled $33.2 million, which reflects a decrease of $4.7 million from December 31, 1995. Also, the Company's working capital declined to $10.4 million at March 31, 1996, as compared to working capital of $18.3 million at December 31, 1995. These decreases are primarily due to the use of cash to purchase assets, including the down payment on the Company's purchase of an MD-87 and lease deposits on two MD-90 aircraft that commenced service in April. The increase in accounts receivable from December 31, 1995 to March 31, 1996 reflects the increase in air traffic liability during the period, resulting from the Company's larger scope of operation and increased advance ticket sales.

     In the first three months of 1996, net cash provided by operating activities totaled $629,000, compared to net cash used in operating activities of $720,000 for the same period in 1995. Cash used in investing activities (to purchase property and equipment) in the first three months of 1996, net of proceeds from the sale of short-term investments, was $2.4 million, compared to $495,000 used in investing activities in the first three months of 1995. The difference between the periods is primarily attributable to the purchase of the MD-87 aircraft in 1996.

     In 1995, net cash provided by operating activities was $6.6 million compared to cash used in operating activities in 1994 of $3.1 million. The change in annual cash flow from operating activities is primarily due to the Company's net income in 1995 as compared to a substantial net loss in 1994.

     Cash provided by financing activities was $16,000 in the first three months of 1996, arising from the exercise of options, compared to cash used in financing activities of $2.2 million (resulting from payments on notes) for the comparable period in 1995.

     Cash used in investing activities in 1995 and 1994 was $6.8 million and $1.5 million, respectively. The principal difference between 1995 and 1994 is the sale in 1994 of $5.2 million of short term investments, as compared to a net purchase of $2.9 million of short-term investments in 1995.

     Cash flow from financing activities in 1995 was $26.1 million compared to $7.1 million in 1994. During 1995, the Company raised nearly $30 million of capital. In May 1995, the Company converted approximately $4.6 million principal amount of (and accrued interest on) its 7.25% Convertible Subordinated Promissory Notes due July 15, 1996, into shares of Common Stock at a conversion rate of one share of Common Stock for each $5 principal amount of Notes or accrued interest. (As originally issued, these notes were convertible at an exercise price of approximately $7.03 per share. The induced conversion resulted in an increase to stockholder's equity of approximately $4.4 million, and a non-cash non-operating charge to earnings of approximately $1.4 million.) In June 1995, the Company sold in a private placement 482,576 shares of Common Stock (at an issue price of $5 per share) and $2.4 million liquidation preference of a new issue of Series A 16% Redeemable Preferred Stock (the "Series A Preferred"). In August and September 1995, the Company received net proceeds of $27.1 million from the issuance of $28.8 million of 9% Senior Convertible Notes due 2002. The Senior Notes are convertible into shares of Common Stock at an exercise price of $10 per share, subject to adjustment in certain events. After this sale, the Company redeemed $2.4 million of the Series A Preferred for cash.

     In April  and May 1994,  the  Company  issued  approximately  $4.6  million
principal  amount  of  the  7.25%  Convertible   Subordinated  Promissory  Notes
discussed above. As of March 31, 1996, $51,000 principal amount of notes remain outstanding, with the original conversion rights.

     The Company's leased aircraft are leased under operating leases with remaining terms ranging from less than one to 18 years. In the first quarter of 1996, the Company purchased one MD-87 aircraft that was previously leased to it, and leased a new MD-90 aircraft. In the second quarter of 1996 (through June 10, 1996,) the Company leased a second MD-90 aircraft and two MD-83 aircraft, each on a long-term basis. The Company has agreed to lease a third MD-90 aircraft for delivery in the third quarter. The Company's annual rental payments for the leased aircraft delivered in the second quarter are estimated to be approximately $8.4 million.

     In February 1996, the Company purchased an MD-87 aircraft that it previously leased. This purchase was partially financed with approximately $10.4 million of debt secured by the aircraft payable over seven years and bearing interest at LIBOR plus 2%. In the second quarter of 1996, the Company purchased two spare engines and associated rotable spare parts for an aggregate purchase price of approximately $4.3 million. The Company paid the purchase price in cash and has a proposal from a lender, subject to conditions, to finance 70% of the purchase price through a three-year note bearing interest at LIBOR plus 2.85%. The Company has committed, subject to certain conditions, to purchase an additional MD-83 aircraft for approximately $18 million (including the cost of anticipated modifications). The aircraft would be purchased in the second quarter of 1996, and leased back to the seller until April of 1997, at which point it would be added to the Company's fleet. Management intends to finance this acquisition, and is in discussion with certain potential lenders. The Company has agreed to purchase an additional spare engine from Pratt & Whitney for approximately $2.8 million for delivery in July 1996, with financing to be provided by the seller. The Company may lease or purchase more aircraft, in connection with the return of other aircraft in its fleet or as additions to its fleet.

     Management believes the Company's cash position, together with cash flow generated from operations, will be sufficient to meet the Company's obligations and capital requirements for the next twelve months. Nevertheless, airline results are highly sensitive to various factors, including the price of fuel and the actions of competing airlines, either of which can materially and adversely affect the Company's liquidity and cash flows.

                                   MANAGEMENT

OFFICERS AND DIRECTORS

         The  officers  and  directors  of the  Company are set forth below:

Name                       Age                      Position

Lee M. Hydeman              67                Chairman of the Board
                                                    Director

Robert W. Reding            46               Director and President
                                            Chief Executive Officer

David W. Asai               40          Controller and Chief Accounting
                                                     Officer

Jeffrey C. Buckio           50          Vice President - Maintenance

Jimmy W. Duke               57        Vice President - Flight Operations

Jeffrey T. Fisher           34          Vice President - Planning and
                                              Corporate Development

Robert M. Rowen             39        Vice President and General Counsel

Steve Sarner                37       Vice President - Marketing and Sales

Bruce R. Sutherland         50        Vice President - Customer Service

Paul H. Tate                44         Vice President - Finance, Chief
                                       Financial Officer and Treasurer

Donald L. Beck              69                      Director

Barrie K. Brunet            71                      Director

John R. Hardesty            56                      Director

Joe M. Kilgore              77                      Director

James T. Lloyd              55                      Director

Wayne L. Stern, M.D.        53                      Director

Agnieszka Winkler           50                      Director

     Lee M. Hydeman has been a director of the Company since September 1990 and Chairman since December 1991. From April 1994 through September 1995, Mr. Hydeman also served as Chief Executive Officer of the Company. Mr. Hydeman has 30 years experience in the airline industry, including 13 years as Washington, D.C. counsel to and an officer of Continental Air Lines (prior to its restructuring in 1982).

     Robert W. Reding has been President, Chief Executive Officer and a director of the Company since September 1995. From April 1994 until September 1995, Mr. Reding was President and Chief Operating Officer and a director of the Company. From January 1992 through March 1994, Mr. Reding was Vice President - Operations of the Company and Mr. Reding was a consultant to the Company during 1991. From August 1990 through November 1991, he was a Captain and Check Airman with Midway Airlines and provided consulting services to various aviation enterprises. From March 1984 to August 1990, he was Vice President - Flight Operations for Air Florida and its successors, Midway Express and Midway Airlines. He is also a director of Clean Energy Technologies, Inc., based in Dallas, Texas.

     David W. Asai has been Controller and Chief Accounting Officer of the Company since December 1994. From July 1992 to November 1994, Mr. Asai was Vice President - Finance and Chief Financial Officer of Spirit Airlines, Inc. From 1981 to June 1992, Mr. Asai was employed by Midway Airlines, Inc. in various capacities, most recently as Director of Financial Planning and Analysis. Mr. Asai is a Certified Public Accountant.

     Jeffrey C. Buckio has been the Vice President - Maintenance since January 1996. From January 1992 until January 1996, Mr. Buckio was Director of Quality Assurance and Maintenance/Engineering. Prior to joining the Company, Mr. Buckio was the Director of Technical Services and the Director of Quality Assurance of Midway Airlines for over 12 years. Previously, Mr. Buckio held various management positions with Air International, Inc. (a commercial aircraft repair facility).

     Jimmy W. Duke has been Vice President - Flight Operations since February 1996. From April 1992 until February 1996, Mr. Duke was Vice President of Operations of Ryan International Airlines, Inc. Prior to 1992, Mr. Duke was employed by Midway Airlines since 1987, most recently as Director of Flight Operations.

     Jeffrey T. Fisher has been Vice President - Planning and Corporate Development since June 1995. From November 1994 to June 1995, he was Director of Planning for the Company. From August 1989 to October 1994, Mr. Fisher was in the Corporate Strategic Planning group at American Airlines, with responsibility for various agreements between American and the Company. From 1985 through 1989, Mr. Fisher was a financial analyst with McDonnell Douglas Corporation.

     Robert M. Rowen has been Vice President and General Counsel since April 1994. Prior to joining the Company, Mr. Rowen was in the Legal Department of and counsel to Continental Airlines for more than ten years, most recently as Deputy General Counsel.

     Steve Sarner has been Vice President - Marketing and Sales since April 1996. From July 1994 to April 1996, Mr. Sarner was Director of Sales for the Company. Prior to joining the Company, Mr. Sarner was Director of Sales - Western Region for Rosenbluth International Travel, one of the nation's largest travel agencies. From 1985 through June 1992, Mr. Sarner held various sales management positions with USAir.

     Bruce R. Sutherland has been Vice President - Customer Service since April 1996. From June 1992 to April 1996, Mr. Sutherland was Director of Tour
Marketing for the Company. Mr. Sutherland has held various positions in the travel industry since 1970.

     Paul H. Tate has been Vice President - Finance and Chief Financial Officer since April 1994. From September 1993 through March 1994, Mr. Tate was Vice President - Administration and Corporate Services of the Company. From April 1992 through August 1993, Mr. Tate was employed by a Chicago-based public accounting firm. Previously, Mr. Tate was employed by Midway Airlines for more than 12 years, most recently as Vice President - Controller and Vice President of Information Systems. Mr. Tate is a Certified Public Accountant.

     Donald L. Beck has been a director of the Company since October 1990. He is and has been since 1988 the Chairman of the Board of The Pacific Group, an airline consulting firm located in Manhattan Beach, California, and, since 1995, a Director of Vision Expeditions (airline ticket consolidator). From 1988 until 1993, Mr. Beck was Chairman of Pacific Rim Development Corp., a land development company, also located in Manhattan Beach, California. Mr. Beck has 30 years experience in the airline industry, including 28 years as a senior officer of Continental Air Lines, Western Airlines and World Airways.

     Barrie K. Brunet has been a director of the Company since April 1992. He is and has been since September 1991, a director of Bally Entertainment Company which is engaged in development and operation of hotels and casinos. From April 1986 until March 1990 (when he retired) he was employed by Bally as the President and Chief Operating Officer of Bally's Casino Resort-Reno and as the Vice President and Director of Bally Grand, Inc., a subsidiary of Bally Manufacturing Company. On October 3, 1991, an involuntary petition under Chapter 11 of the Bankruptcy Code was filed against Bally Grand, Inc. Bally Grand, Inc., reorganized under Chapter 11 in August 1993.

     John R. Hardesty has been a director of the Company since March 1995. He is and has been since 1986 the Chairman of Thermo Dynamics, Inc., located in Grand Junction, Colorado and Electro-Dynamics Crystal Corporation, located in Overland Park, Kansas. He is also a director of American Wireless Systems, Inc. and La Teko Resources, Ltd.

     Joe M. Kilgore has been a director of the Company since September 1992. From October 1990 to September 1992, he acted as an advisor to the Board of Directors. Since 1965, Mr. Kilgore has been a partner in the law firm of McGinnis, Lochridge & Kilgore in Austin, Texas. He is also director of Texas Regional Bancshares, Inc. and its subsidiary, Texas State Bank, both in McAllen, Texas, and a director of Photo Control Corporation in Minneapolis. Mr. Kilgore also has 10 years' experience as a director of Continental Air Lines (prior to its restructuring in 1982).

     James T. Lloyd has been a director of the Company since April 1996. From February 1987 through February 1996, Mr. Lloyd was an officer of USAir Group, Inc., most recently Executive Vice President, General Counsel and Secretary. Mr. Lloyd served as Chairman of the Law Council of the Air Transport Association in Washington, D.C. in 1991 and 1992 and as a member of the Air Transport Association's Audit Committee from 1992 to 1996. Prior to joining USAir, Mr. Lloyd was engaged in the private practice of law.

     Wayne L. Stern, M.D. has been a director of the Company since its inception. Since 1974, Dr. Stern has been the President of, and conducts his medical practice as a specialist in pulmonary medicine through Minnesota Lung Center, Ltd., located in Minneapolis, Minnesota. Since 1984 he has been a director of Special Medical Services, Inc., a home health care company in Minneapolis, Minnesota. Since 1989, Dr. Stern has been the director of respiratory care at Abbott-Northwestern Hospital in Minneapolis.

     Agnieszka Winkler has been a director of the Company since January 1994. She is a principal of, and the founder (in 1984) of Winkler McManus, an advertising agency based in San Francisco. Ms. Winkler is a member of the Board of Directors of SuperCuts, Inc. and is a member of the Board of Trustees of Santa Clara University.

MANAGEMENT COMPENSATION

     Management of the Company recognizes that, in order to keep the salaries of the Company's line employees at levels consistent with a low cost airline, it must also keep its executive salaries tightly controlled. To this end, the Company utilizes employee stock options as a significant component of its executive compensation. The cash salaries of the Company's Chief Executive Officer and its eight other officers currently aggregate less than $1 million per year.

     The Company's incentive bonus/profit sharing plan (the "Bonus Plan") provides that eligible employees may participate in profit sharing based upon the Company's income before income taxes measured on both a quarterly and annual basis ("Pretax Income"). On a quarterly basis, eligible employees receive up to the lesser of $150 or an allocation of 10% of the Company's Pretax Income. On an annual basis, eligible employees receive an allocation of 10% of the Company's Pretax Income, less the quarterly bonuses paid during the plan year.

     The Company's 1992 Stock Option Plan, as amended, provides for the grant to officers, directors and key employees of the Company of options to purchase up to 2,900,000 shares of Common Stock. As of June 14, 1996, options to purchase 946,000 shares had been exercised, options to purchase 1,628,300 shares were outstanding and options to purchase 325,700 shares remained available for grant. Of the options outstanding, as of June 14, 1996, 282,600 are currently exercisable and the remainder are subject to vesting. As of June 14, 1996, approximately 100 employees had received option grants.

     The Reno Air 401(k) Plan (the "401(k)  Plan") is intended to qualify  under
Section 401(k) of the Internal Revenue Code. All full-time employees who meet the eligibility requirements are covered under the 401(k) Plan. Participants can contribute as much as 15% of their annual gross income on a before-tax basis. The Company makes a 100% matching contribution in shares of Common Stock for the first $300 of an employee's annual contribution to the 401(k) Plan. The Company's matching contribution vests over four years from date of hire.

     The Company does not have a defined benefit retirement plan. The Company may amend the foregoing plans from time to time or adopt new plans.

                            DESCRIPTION OF SECURITIES

GENERAL

     The following description of the capital stock of the Company is qualified in its entirety by and subject to the Nevada General Corporation Law and the Company's Articles of Incorporation and Bylaws. Copies of the Company's Articles of Incorporation and Bylaws have been filed or incorporated by reference as exhibits to the Registration Statement of which this Prospectus is a part.

     The authorized capital stock of the Company consists of 30 million shares of Common Stock and ten million shares of preferred stock, $0.001 par value ("Preferred Stock"), with the Preferred Stock to be issued upon such terms and conditions as the Board of Directors of the Company shall determine, without any further action by the stockholders. As of June 14, 1996, 10,288,834 shares of Common Stock and no shares of Preferred Stock were outstanding.

PREFERRED STOCK

     The Company is authorized to issue ten million shares of Preferred Stock. The Board of Directors has the power to fix by resolution, without shareholder consent, any designation, power, preference, right, qualification, limitation or restriction with respect to such shares. Any such shares may be senior to the Common Stock with respect to any dividend or distribution or in the event of a liquidation or dissolution of the Company if so designated by the Board of Directors. The issuance of any Preferred Stock would adversely affect the rights of the holders of the Common Stock. See "Risk Factors."

COMMON STOCK

     The holders of the Common Stock are entitled to receive dividends when and as directed by the Board of Directors, out of funds legally available therefor, subject to the rights, if any, of the holders of shares of Preferred Stock. The Company has not paid cash dividends in the past and does not expect to pay any dividends within the foreseeable future since earnings are expected to be reinvested in the Company.

     Each outstanding share of the Common Stock is entitled to equal voting rights, consisting of one vote per share. The Company's By-laws provide for a Board of Directors consisting of not less than three nor more than eleven members. The Company's Board currently consists of nine members. The shareholders are not entitled to cumulative voting in the election of directors. Accordingly, the holders of more than 50% of the shares voting in the election of directors can elect 100% of the directors if they choose to do so; and, in such event, the holders of the remaining shares voting for the election of directors will be unable to elect any person(s) to the Board of Directors. In the event of liquidation, dissolution or winding up of the Company, either voluntarily or involuntarily, each outstanding share of the Common Stock is entitled to share equally, subject to any preferential liquidation rights of any shares of the Preferred Stock. No share of the Common Stock of the Company is liable to calls or assessment by the Company. There are no preemptive rights to acquire or subscribe for any Common Stock or other securities of the Company. See "Risk Factors" for a discussion of provisions in the Company's Articles of Incorporation and By-laws that may discourage a change in control of the Company.

SENIOR NOTES

     The Senior Notes were issued under the Senior Note Indenture dated as of August 15, 1995 between the Company and Fleet Bank, National Association, as trustee.

     The Senior Notes are senior unsecured obligations of the Company in an aggregate principal amount of $28,750,000 and will mature on August 15, 2002. The Senior Notes bear interest at the rate per annum of 9%, payable semi-annually on March 31 and September 30 of each year to the holders of record of Senior Notes on the March 15 and September 15 next preceding such date. The Senior Notes are convertible into an aggregate of 2,875,000 shares of Common Stock at any time prior to redemption or maturity at the then effective conversion rate (currently $10.00 per share of Common Stock).

     From and after September 30, 1998, the Senior Notes are redeemable at the option of the Company, at the redemption prices (expressed as percentages of principal amount) set forth below, if redeemed during the 12-month period beginning on September 30 of the years indicated:

                     Year                   Redemption Price
                     1998                        105.00%
                     1999                        103.33%
                     2000                        101.67%
              2001 and thereafter                100.00%

Under certain circumstances, from and after September 30, 1997 to September
29, 1998, the Senior Notes are redeemable at the option of the Company at 105% of the principal amount of such Senior Notes to be redeemed.

     The Senior Note Indenture provides that, if a Change of Control (as defined in the Senior Note Indenture) occurs, each holder of Senior Notes shall have the right, at the holder's option, to require the Company to redeem all or a portion of such holder's Senior Notes on the date for cash at a price equal to 100% of the principal amount of such Senior Notes to be redeemed, together with liquidated damages, if any, and accrued interest to the date of redemption.

     If, at any time or from time to time, the Company's Consolidated Net Worth (as defined in the Senior Note Indenture) at the end of each of any two consecutive fiscal quarters is less than $4.5 million, then the holders of Senior Notes shall have the right to require the Company to redeem 12.5% of the aggregate principal amount of Senior Notes originally issued (or such lesser amount as may be outstanding at the time of the deficiency notice) for cash at a purchase price equal to 100% of the principal amount of such Senior Notes to be redeemed, together with liquidated damages, if any, and accrued interest to the date of repurchase.

     The Senior Note Indenture contains certain restrictive covenants which impose limitations on the Company's ability to, among other things (i) declare or pay any dividends or make any distributions to shareholders; and (ii) purchase, redeem or otherwise acquire or retire for value any equity interests of the Company.

CONTROL SHARE ACQUISITIONS

     Section 78.3791 of the Nevada Revised Statutes applies to any acquisition of outstanding voting securities of a Nevada corporation which has 200 shareholders, at least 100 of which are Nevada residents, and conducts business in Nevada (an "Issuing Corporation") (other than pursuant to the laws of descent and distribution, the enforcement of a judgment, the satisfaction of a security interest or in connection with certain mergers or reorganizations) resulting in ownership of one of the following categories of an Issuing Corporation's then outstanding voting securities: (i) 20% or more but less than 33%; (ii) 33% or more but less than 50%; or (iii) 50% or more. The securities acquired in such acquisition are denied voting rights unless a majority of the security holders approve the granting of such voting rights. Unless an Issuing Corporation's Articles of Incorporation or Bylaws then in effect provide otherwise, (i) voting securities acquired are also redeemable in whole or in part by an Issuing Corporation at the average price paid for the securities within 30 days if the acquiring person has not given a timely information statement to an Issuing Corporation or if the shareholders voted not to grant voting rights to the acquiring person's securities, and (ii) if the acquiring person acquired securities with 50% or more of the voting power of an Issuing Corporation's outstanding securities and the security holders granted voting rights to such acquiring person, they any security holder who voted against granting voting rights to the acquiring person may demand the purchase from an Issuing Corporation, for fair value, all or any portion of his or her securities.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is The Trust Company of New Jersey, 35 Journal Square, Jersey City, New Jersey 07306.

LIMITATION OF LIABILITY AND INDEMNIFICATION OF DIRECTORS

     The right of the shareholders to sue any director for misconduct in conducting the affairs of the Company is limited by Article VII of the Company's Articles of Incorporation and Nevada statutory law to cases for damages resulting from breaches of fiduciary duties involving acts or omissions involving intentional misconduct, fraud, knowing violations of the law or the unlawful payment of dividends. Ordinary negligence is not a ground for such a suit. The statute does not limit the liability of directors or officers for monetary damages under the Federal securities laws.

     The Company also has the obligation, pursuant to Article VIII of the Company's Articles of Incorporation and Article VII of the Company's By-laws, to indemnify any director or officer of the Company for all expenses incurred by them in connection with any legal action brought or threatened against such person for or on account of any action or omission alleged to have been committed while acting in the course and scope of the person's duties, if the person acted in good faith and in a manner which the person reasonably believed to be in or not opposed to be best interests of the Company, and with respect to criminal actions, had no reasonable cause to believe the person's conduct was unlawful, provided that such indemnification is made pursuant to then existing provisions of Nevada Corporation Law at the time of any such indemnification.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting agreement, dated , 1996 (the "Underwriting Agreement"), between the Company and the underwriters named below (the "Underwriters"), for whom Lehman Brothers Inc., Alex. Brown & Sons Incorporated, Dillon, Read & Co. Inc., and Fieldstone FPCG Services, L.P. are acting as representatives (the "Representatives"), the Underwriters have severally agreed to purchase from the Company, and the Company has agreed to sell to each Underwriter, the aggregate number of shares of Common Stock set forth opposite the name of each such Underwriter below:


 Underwriter                                      Number of Shares
 -----------                                      ----------------
 Lehman Brothers Inc.........................
 Alex. Brown & Sons Incorporated.............
 Dillon, Read & Co. Inc. ....................
 Fieldstone FPCG Services, L.P.  ............

                                                  ----------------
                                                     3,000,000
                                                  ----------------

     The Company has been advised by the Representatives that the Underwriters propose to offer the shares of Common Stock to the public at the offering price set forth on the cover page hereof, and to certain dealers at such public offering price less a selling concession not in excess of $ per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $ per share to certain other Underwriters or to certain other brokers or dealers.

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to approval of certain legal matters by counsel and to certain other conditions, including the condition that no stop order suspending the effectiveness of the Registration Statement is in effect and no proceedings for such purpose are pending or threatened by the Commission and that there has been no material adverse change or development involving a prospective material adverse change in the condition of the Company from that set forth in the Registration Statement otherwise than as set forth or contemplated in this Prospectus, and that certain certificates, opinions and letters have been received from the Company and its counsel and independent auditors. The Underwriters are obligated to take and pay for all of the above shares of Common Stock if any such shares are taken.

     The Company and the Underwriters have agreed in the Underwriting Agreement to indemnify each other against certain liabilities, including liabilities under the 1933 Act.

     The Company has granted to the Underwriters an option to purchase up to an additional 450,000 shares of Common Stock, exercisable solely to cover over-allotments, at the initial public offering price, less the underwriting discounts and commissions shown on the cover page of this Prospectus. Such option may be exercised at any time until 30 days after the date of the Underwriting Agreement. To the extent that the option is exercised, each Underwriter will be committed to purchase a number of the additional shares of Common Stock proportionate to such Underwriter's initial commitment as indicated in the preceding table.

     The Representatives have informed the Company that the Underwriters do not intend to confirm sales to accounts over which they exercise discretionary authority.

     The Company's directors and officers (who beneficially own an aggregate of _____ shares of Common Stock) have agreed not to offer for sale, sell or otherwise dispose of (or enter into any transaction which is designed to, or could be expected to, result in the disposition by any person of), directly or indirectly, any shares of Common Stock, with certain limited exceptions, for a period beginning seven days before and ending 90 days after the effective date of this Registration Statement without the prior written consent of Lehman Brothers Inc. Except for the Common Stock to be sold in the offering the Company has agreed not to offer, sell, contract to sell or otherwise issue any Common Stock or other capital stock or any securities convertible into or exchangeable for, or any rights to acquire, Common stock or other capital stock, with certain exceptions, for a period of 90 days after the effective date of the Registration Statement without the prior written consent of Lehman Brothers Inc.

     The rules of the Commission generally prohibit the Underwriters from making a market in the Common Stock during the two business day period prior to commencement of sales in the offering (the "Cooling Off Period"). The Commission has, however, adopted Rule 10b-6A under the 1934 Act ("Rule 10b-6A") which provides an exemption from such prohibition for certain passive market making transactions. Such passive market making transactions must comply with applicable price and volume limits and must be identified as passive market making transactions. In general, pursuant to Rule 10b-6A, a passive market maker may display its bid for a security at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded. Further, net purchases by a passive market maker on each day are generally limited to a specified percentage of the passive market maker's average daily trading volume in a security during a specified prior period and must be discontinued when such limit is reached. Pursuant to the exemption provided by Rule 10b-6A, the Underwriters may engage in passive market making in the Common Stock during the Cooling Off Period. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

     The Common Stock is listed on the Nasdaq National Market under the symbol "RENO" and on the Pacific Stock Exchange under the symbol "RNO".

     Fieldstone FPCG Services, L.P., one of the Representatives, and its affiliates have provided investment banking services to the Company from time to time, for which it has received customary fees, and acted as Placement Agent for the Company's private offering of Senior Notes.

                                  LEGAL MATTERS

     The law firm of Walther, Key, Maupin, Oats, Cox, Klaich & LeGoy, Reno, Nevada, has passed upon certain legal matters on behalf of the Company. Certain other legal matters in connection with the offering will be passed upon for the Company by Shereff, Friedman, Hoffman & Goodman, LLP. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Shearman & Sterling.

                                     EXPERTS

     The financial statements of Reno Air, Inc. at December 31, 1995 and for the year then ended, included and incorporated by reference in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, and at December 31, 1994, and for each of the two years in the period ended December 31, 1994, by Arthur Andersen LLP, independent public accountants, as set forth in their respective reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

                                 RENO AIR, INC.
                          INDEX TO FINANCIAL STATEMENTS

                                                                      Page No.

Report of Ernst & Young LLP, Independent Auditors                       F-2

Report of Arthur Andersen LLP, Independent Public Accountants           F-3

Balance Sheet at December 31, 1995 and 1994                             F-4

Statement of Operations for the years ended
     December 31, 1995, 1994 and 1993                                   F-5

Statement of Changes in Shareholders' Equity (Deficit) for the
     years ended December 31, 1995, 1994 and 1993                       F-6

Statement of Cash Flows for the years ended
     December 31, 1995, 1994 and 1993                                   F-7

Notes to Financial Statements                                           F-8

Balance Sheets March 31, 1996 (unaudited) and December 31, 1995         F-16

Statement of Operations - Three Months Ended March 31, 1996
     and 1995 (unaudited)                                               F-17

Statements of Cash Flow - Three Months Ended March 31, 1996
     and 1995 (unaudited)                                               F-18

Notes to Financial Statements (unaudited)                               F-19

                         Report of Independent Auditors


The Board of Directors
Reno Air, Inc.

We have audited the accompanying balance sheet of Reno Air, Inc. (the "Company") as of December 31, 1995, and the related statements of operations, shareholders' equity (deficit) and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 1995 financial statements referred to above present fairly, in all material respects, the financial position of Reno Air, Inc. at December 31, 1995, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

                                                       ERNST & YOUNG LLP


Reno, Nevada
February 14, 1996

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors and Stockholders of Reno Air, Inc.:


We have audited the accompanying balance sheets of RENO AIR, INC. (a Nevada corporation) as of December 31, 1994 and 1993, and the related statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Reno Air, Inc. as of December 31, 1994 and 1993, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.


                                                       ARTHUR ANDERSEN LLP


Phoenix, Arizona,
  March 28, 1995.

                                 Reno Air, Inc.
                                  Balance Sheet
                           December 31, 1995 and 1994

                                                            December 31
                                                        1995           1994
                                                    ------------   ------------
Assets
Current assets:
   Cash and cash equivalents ....................   $ 34,985,808   $  9,103,564
   Short-term investments .......................      2,944,188           --
   Accounts receivable ..........................     18,237,295     15,243,168
   Inventories and operating supplies ...........      1,298,894        857,034
   Prepaid expenses and other ...................     14,597,564      7,730,873
                                                    ------------   ------------
Total current assets ............................     72,063,749     32,934,639

Property and equipment, at cost:
   Flight equipment .............................     11,061,841      9,298,693
   Ground property, equipment and improvements ..      4,839,542      2,789,215
   Accumulated depreciation .....................     (5,212,862)    (2,636,294)
                                                    ------------   ------------
                                                      10,688,521      9,451,614

Restricted cash and investment ..................      2,150,327      1,631,651
Deposits and other ..............................     14,581,326      7,665,290

                                                    ------------   ------------
                                                    $ 99,483,923   $ 51,683,194
                                                    ============   ============

Liabilities and shareholders' equity (deficit)
Current liabilities:
   Accounts payable .............................   $ 17,245,930   $  9,885,647
   Accrued liabilities ..........................     14,419,993      6,427,604
   Fuel purchase agreement ......................      1,841,226     11,139,267
   Air traffic liability ........................     18,924,676     11,315,918
   Current maturities of long-term debt .........        342,061      3,753,313
   Current portion of deferred lease payable ....      1,027,858        867,667
                                                    ------------   ------------
Total current liabilities .......................     53,801,744     43,389,416

Long-term debt ..................................     28,755,019      4,787,755
Non-current liabilities .........................      8,024,021      5,303,878

Commitments and contingencies

Shareholders' equity (deficit) : Preferred stock,
$.001 par value:
     Authorized shares - 10,000,000
     Issued and  outstanding  shares - zero in
     1995 and 1994 Common stock,  $.01 par value:
     Authorized shares - 30,000,000
     Issued and outstanding shares - 9,974,800
     in 1995 and 8,212,788 in 1994 ..............         99,748         82,128
   Additional paid-in capital ...................     31,413,623     22,681,219
   Accumulated deficit ..........................    (22,610,232)   (24,561,202)
                                                    ------------   ------------
Total shareholders' equity (deficit) ............      8,903,139     (1,797,855)

                                                    ------------   ------------
                                                    $ 99,483,923   $ 51,683,194
                                                    ============   ============
See accompanying notes.


                                 Reno Air, Inc.
                             Statement of Operations
                  Years Ended December 31, 1995, 1994 and 1993


                                                               Year ended December 31
                                                       1995             1994            1993
                                                  -------------    -------------    -------------
Operating revenues:
   Passenger ..................................   $ 242,134,351    $ 182,048,708    $ 117,664,999
   Other ......................................      14,373,408       13,470,130        6,975,187
                                                  -------------    -------------    -------------
                                                    256,507,759      195,518,838      124,640,186
Operating expenses:
   Salaries, wages and benefits ...............      41,995,391       33,614,751       21,663,214
   Aircraft fuel and oil ......................      44,872,145       34,334,117       22,547,651
   Aircraft leases ............................      49,673,789       41,983,147       24,247,216
   Maintenance ................................      15,807,634       15,139,921       10,046,946
   Handling, landing and airport fees .........      24,893,657       20,592,650       13,261,516
   Advertising, sales and distribution ........      20,379,733       18,312,362       11,661,744
   Commissions ................................      16,381,842       13,145,391        8,123,810
   Facility leases ............................       9,599,725        7,988,365        3,792,815
   Insurance ..................................       6,579,587        5,018,991        3,632,086
   Communications .............................       3,354,545        2,735,582        1,802,219
   Depreciation and amortization ..............       2,595,188        1,826,784          767,707
   Other operating expenses ...................      16,765,630       14,678,601       10,426,867
                                                  -------------    -------------    -------------
                                                    252,898,866      209,370,662      131,973,791
                                                  -------------    -------------    -------------

Operating income (loss) .......................       3,608,893      (13,851,824)      (7,333,605)

Non-operating (expense) income:
   Interest expense ...........................      (2,141,616)        (928,822)        (139,697)
   Interest income ............................       2,307,689        1,043,493          431,000
   Other, net .................................      (1,823,996)        (255,783)        (301,377)
                                                  -------------    -------------    -------------
                                                     (1,657,923)        (141,112)         (10,074)
                                                  -------------    -------------    -------------
Net income (loss) .............................   $   1,950,970    $ (13,992,936)   $  (7,343,679)
                                                  =============    =============    =============

Net income (loss) applicable to common
   stock ......................................   $   1,817,543    $ (13,992,936)   $  (7,343,679)
                                                  =============    =============    =============

Net income (loss) per common share and
   common share equivalent ....................   $         .19    $       (1.73)   $       (1.06)
                                                  =============    =============    =============

Weighted average number of common shares
   and common share equivalents outstanding
                                                      9,786,288        8,093,356        6,910,107
                                                  =============    =============    =============

See accompanying notes.


                                 Reno Air, Inc.
             Statement of Changes in Shareholders' Equity (Deficit)
                  Years ended December 31, 1995, 1994, and 1993


                                                             Preferred     Additional
                                         Common Stock          Stock        Paid-In      Accumulated
                                      Shares       Amount      Amount       Capital         Deficit          Total
                                    ---------------------------------------------------------------------------------
Balance at December 31, 1992
                                    6,022,612   $  60,226   $      --    $  7,762,022    $ (3,224,587)   $  4,597,661
   Conversion of 6.625%
     convertible subordinated
     notes .......................    600,000       6,000          --       4,791,585            --         4,797,585
   Exercise of warrants ..........  1,234,676      12,347          --       9,726,899            --         9,739,246
   Redemption of warrants ........       --          --            --            (657)           --              (657)
   Exercise of stock options .....    127,000       1,270          --         157,020            --           158,290
   Net loss ......................       --          --            --            --        (7,343,679)     (7,343,679)
                                   ----------  ----------   ----------   ------------    ------------    ------------
Balance at December 31, 1993
                                    7,984,288      79,843          --      22,436,869     (10,568,266)     11,948,446
   Exercise of stock options .....    228,500       2,285          --         244,350            --           246,635
   Net loss ......................       --          --            --            --       (13,992,936)
                                   ----------  ----------   ----------   ------------    ------------    ------------
Balance at December 31, 1994
   Exercise of stock options .....  8,212,788      82,128          --      22,681,219     (24,561,202)     (1,797,855)
                                      279,500       2,795          --         334,070            --           336,865
   Conversion of 7.25%
     convertible subordinated
     notes .......................    930,744       9,307          --       5,779,511            --         5,788,818
   Issuance of common stock
     under the 401(k) Plan .......     69,192         692          --         380,313            --           381,005
   Issuance of common stock
     under private placement .....    482,576       4,826          --       2,371,937            --         2,376,763
   Issuance of 96,515 shares
     of preferred stock ..........       --          --       2,412,875          --              --         2,412,875
   Dividend and issuance costs
     on preferred stock ..........       --          --            --        (133,427)           --          (133,427)
   Redemption of 96,515 shares
     of preferred stock ..........       --          --      (2,412,875)         --              --        (2,412,875)
   Net income ....................       --          --            --            --         1,950,970       1,950,970
                                   ----------   ---------   -----------  ------------    ------------    ------------
Balance at December 31, 1995 .....  9,974,800   $  99,748   $      --    $ 31,413,623    $(22,610,232)   $  8,903,139
                                   ==========   =========   ===========  ============    ============    ============

See accompanying notes.


                                 Reno Air, Inc.
                             Statement of Cash Flows
                  Years Ended December 31, 1995, 1994 and 1993

                                                                    Year ended December 31
                                                                1995            1994           1993
                                                           ------------    ------------    ------------
Operating activities
Net income (loss) ......................................   $  1,950,970    $(13,992,936)   $ (7,343,679)
Adjustments to reconcile net income (loss) to net
 cash provided by (used in) operating activities:
    Depreciation and amortization ......................      2,595,188       1,826,784         767,707
    Common stock issued under 401(k) Plan ..............        194,411         186,594            --
    Fair value of inducement on conversion of 7.25%
     Notes .............................................      1,391,692            --              --
    Accounts receivable ................................     (2,994,127)     (6,199,466)     (6,189,920)
    Inventories and operating supplies .................       (441,860)       (546,946)       (218,463)
    Prepaid expenses and other .........................     (7,123,285)     (4,014,618)     (1,990,684)
    Restricted cash and investment .....................       (518,676)       (726,708)           --
    Deposits and other assets ..........................     (5,288,811)       (308,687)     (4,548,090)
    Accounts payable ...................................      7,546,877       2,843,495       4,162,039
    Accrued liabilities ................................     (9,298,041)     (2,005,376)      5,653,221
    Fuel purchase agreement ............................      8,094,359      11,139,267            --
    Air traffic liability ..............................      7,608,758       5,849,453       2,231,101
    Deferred lease payable .............................       (109,015)      2,895,537       2,790,605
    Non-current liabilities ............................      2,989,349            --              --
                                                           ------------    ------------    ------------
Net cash provided by (used in) operating activities ....      6,597,789      (3,053,607)     (4,686,163)

Investing activities
Purchases of property and equipment ....................     (3,873,580)     (5,942,803)     (5,185,101)
Proceeds from sale of equipment ........................         41,485         185,368            --
Purchases of short-term investments ....................     (7,472,483)           --        (5,174,250)
Proceeds from sale of short-term investments ...........      4,528,295       5,174,250
Purchase of long-term investment .......................           --          (900,041)           --
                                                           ------------    ------------    ------------
Net cash used in investing activities ..................     (6,776,283)     (1,483,226)    (10,359,351)

Financing activities
Proceeds from notes payable ............................        472,877       8,129,816       3,518,022
Payments on notes payable ..............................     (4,115,115)     (5,415,638)     (2,293,882)
Proceeds from issuance of convertible notes, net of
 issuance costs ........................................     27,122,775       4,136,983       4,797,585
Proceeds from issuance of common stock under
    private placement, net of issuance costs ...........      2,376,763            --              --
Proceeds from issuance of preferred stock ..............      2,412,875            --              --
Redemption of preferred stock ..........................     (2,412,875)           --              --
Dividend and issuance costs on preferred stock .........       (133,427)
Proceeds from issuance of options and warrants .........        336,865         246,635       9,896,879
                                                           ------------    ------------    ------------
Net cash provided by financing activities ..............     26,060,738       7,097,796      15,918,604
                                                           ------------    ------------    ------------

Increase in cash and cash equivalents ..................     25,882,244       2,560,963         873,090
Cash and cash equivalents at beginning of year .........      9,103,564       6,542,601       5,669,511
                                                           ------------    ------------    ------------
Cash and cash equivalents at end of year ...............   $ 34,985,808    $  9,103,564    $  6,542,601
                                                           ============    ============    ============
Supplemental cash flow information:
 Cash paid for interest ................................   $  1,089,156    $    342,878    $    139,697

See accompanying notes.


                                 Reno Air, Inc.

                          Notes to Financial Statements

                  Years ended December 31, 1995, 1994, and 1993

Organization and Operations

Reno Air, Inc. (the "Company"), was incorporated in Nevada in June 1990 and commenced operations in July 1992. The Company provides full-service, scheduled air transportation for passengers primarily through hubs in Reno, Nevada and San Jose, California. The Company also operates both track and ad-hoc charter flights and an in-house tour program ("QQuick Escapes") that provides vacation packages which generally include air transportation, lodging accommodations and ground transportation. The Company's primary strategy is to provide full-service, low-cost and low-fare scheduled airline service to primarily the Western part of the United States.

Use of Estimates

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles which require the Company's management to make estimates and assumptions that affect the amounts reported therein. Actual results could vary from such estimates.

1.     Accounting Policies

Passenger Revenues and Air Traffic Liability

Passenger  ticket  sales are  initially  recorded in the air  traffic  liability account. Revenue derived from ticket sales is recognized at the time transportation is provided. Some tickets, for various reasons, are never relieved from the air traffic liability account and become "breakage", which is periodically estimated and recognized as revenue. Net income for the fourth quarter of 1995 includes an approximate $5 million benefit resulting from a change in estimate relating to earned passenger revenues to more accurately reflect ticket breakage. Passenger revenues include revenue from track charter programs.

Other Revenue

Other revenue, which consists primarily of cargo, mail, ad-hoc charter and QQuick Escapes, is recognized when the related service is provided.

Advertising

Advertising costs are charged to expense in the period the costs are incurred. Advertising expense for the years ended December 31, 1995, 1994 and 1993 was approximately $3,704,000, $5,197,000 and $2,682,000, respectively.

Frequent Flyer Program

On July 1, 1993, the Company and American Airlines, Inc. ("American") entered into an agreement pursuant to which the Company participates in the AAdvantage(R) frequent flyer program of American. The agreement has an initial term of four and one-half years, with provisions for extensions. The Company expenses the costs related to this program as the passenger miles are flown. The Company does not accrue any liability for award travel it may be required to provide because the incremental cost of redemptions have not been, and are not expected to be, material.


Cash and Cash Equivalents and Short-Term Investments

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents consist primarily of commercial paper and money market investments while short-term investments consist of commercial paper.

Restricted Cash and Investment

Restricted cash and investment consists of cash and a United States government obligation securing letters of credit required by various airport authorities and other entities.

Inventories and Operating Supplies

Expendable parts, materials and supplies relating to flight equipment are stated at average cost. These items are charged to expense when issued for use.

Depreciation and Amortization

Depreciation and amortization of property, equipment and improvements are computed using the straight-line method over the estimated useful lives of the related assets or related leases. The estimated useful lives are three to seven years for ground property, equipment and improvements and five to ten years for flight equipment and rotable parts.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which requires the use of an asset and liability approach in accounting for income taxes. Deferred tax assets and liabilities are recorded based on the differences between the financial statement and tax bases of assets and liabilities.

Stock Based Compensation

The Company accounts for stock-based compensation in accordance with the intrinsic value method prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees". Under the intrinsic value method, compensation cost is the excess, if any, of the quoted market price or fair value of the stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock. Because it is the Company's policy to grant stock options at market price on the date of the grant, the intrinsic value is zero and therefore no compensation expense is recorded.

Per Share Data

Net income (loss) per share of common stock is computed based on the weighted average number of shares of common stock and dilutive common stock equivalents (stock options and warrants) outstanding during the period. The Company's convertible debt securities (Note 3) are not considered common stock equivalents.

Maintenance

Routine maintenance and repairs are expensed when incurred.

Under the terms of certain of its aircraft lease agreements, the Company is required to make monthly maintenance deposits based on usage; such deposits are applied against the cost of major airframe maintenance checks and engine overhauls. Prior to 1995, these deposits were expensed as paid because deposit balances remaining at lease termination (after satisfying return conditions) either remained with the lessor or their ultimate disposition was uncertain, and the Company did not have sufficient historical experience to estimate the future cost of such maintenance checks and overhauls. During 1995, the Company renegotiated certain lease agreements, clarified the disposition of any remaining deposits in other lease agreements, and developed sufficient experience to estimate the future cost of maintenance checks and overhauls. Accordingly, the Company accrues the estimated costs relating to major airframe and engine overhauls over the flight hours or cycles remaining before such periodic maintenance must be performed.

In connection with the scheduled termination of two of the Company's aircraft leases in mid 1995, the Company received $1.8 million from the lessor, representing the excess of the maintenance deposit over the amount required, based on the condition of the aircraft. Accordingly, a credit of $1.8 million was recognized as a reduction of maintenance expense in the second quarter. During the fourth quarter of 1995, the Company renegotiated the maintenance reserve provisions on five of its aircraft leases and as a result, recorded an additional $1.4 million reduction of maintenance expense.

At December 31, 1995, after reflecting the above adjustments, the Company had current and long-term maintenance reserves of approximately $5,337,000 (included in accrued liabilities) and $2,989,000 (included in non-current liabilities), respectively; and current and long-term prepaid maintenance deposits of approximately $6,909,000 (included in prepaid expenses and other) and $4,293,000 (included in deposits and other), respectively, at December 31, 1995.

Reclassifications

Certain reclassifications have been made to prior years' financial statements to conform to the 1995 presentation.

2.     Commitments

Aircraft Leases

At December 31, 1995, the Company operated 23 aircraft which are accounted for under operating leases with initial terms ranging from one to eighteen years. With respect to some leases, the expense recognized has exceeded the cash payments, with the excess having been recorded as a deferred lease payable on the accompanying balance sheet. Included in non-current liabilities are related deferred lease payables of approximately $5,035,000 and $5,304,000 at December 31, 1995 and 1994, respectively. Security deposits related to aircraft leased at December 31, 1995 and 1994 totaled approximately $7,765,000 and $6,063,000, respectively, and are included in deposits and other on the accompanying balance sheet.

The Company has entered into an agreement to lease two MD-90 aircraft for a period of eighteen years, to be delivered in March and April 1996. The Company has an agreement in principle to lease two MD-83 aircraft for a period of five years, to be delivered in April 1996. The monthly lease payments for these aircraft have been included in the minimum payment schedule below.

Gates and Facilities Leases

The Company subleases several gates and related space from American at San Jose International Airport and leases administrative, airport, maintenance and reservation facilities at various locations under operating lease agreements expiring at various dates through November 30, 2007. Amounts charged to rental expense for these facility operating leases were approximately $9.6 million, $8.6 million and $4.1 million in 1995, 1994, and 1993, respectively.

At December 31, 1995, the Company's minimum rental payments under non-cancelable operating leases with remaining terms of more than one year were as follows:


Year ending
December 31   Aircraft Leases       Other            Total
- ----------------------------------------------------------------

1996         $   61,220,000   $   4,149,000    $   65,369,000
1997             60,700,000       3,401,000        64,101,000
1998             52,815,000       3,158,000        55,973,000
1999             36,570,000       2,725,000        39,295,000
2000             27,640,000       2,306,000        29,946,000
Thereafter      142,680,000      15,950,000       158,630,000
            ----------------------------------------------------
            ====================================================
             $  381,625,000   $  31,689,000    $  413,314,000
            ====================================================

Aircraft and Engine Purchases

The Company has agreements to purchase a spare engine and a previously leased MD-87 aircraft for an aggregate amount of approximately $16.7 million, of which approximately $4.3 million is to be paid in cash and the remainder is to be financed over five to seven years.

3.     Long-Term Debt

The components of long-term debt are as follows at December 31:

                                                    1995          1994
                                                ----------------------------
9% Senior Convertible Notes due September 30,
   2002, interest payable semi-annually         $ 28,750,000   $         -
7.25% Convertible Subordinated Notes due
   July 15, 1996, convertible into common
   stock at $7.03 per share (7,255 and
   654,730 shares at December 31, 1995
   and 1994, respectively)                            51,000     4,602,750
Note payable, secured by an aircraft engine,
   monthly payments through January 1996,
   including interest at 9%
                                                      75,830       985,790
Note payable, secured by aircraft parts,
   monthly payments through February 1996,
   including interest at 7.5%
                                                     108,150       516,260
Other notes payable at interest rates
   from 2.6% to 8.55%.
                                                     112,100     2,436,268
                                                ----------------------------
Total long-term debt                              29,097,080     8,541,068
Less:  current maturities                           (342,061)   (3,753,313)
                                                ----------------------------
                                                $ 28,755,019   $ 4,787,755
                                                ============================

The 9% Senior Convertible Notes (the "Senior Notes") are convertible into the Company's common stock, at the holder's option, at a defined conversion rate of 100 shares per $1,000 principal amount of Senior Notes, subject to adjustment under certain circumstances, or the equivalent of $10.00 per share of common stock. The Senior Notes are not redeemable prior to September 30, 1998, unless certain events, as defined, occur.

The Senior Notes are unsecured obligations of the Company and rank senior in right of payment to all indebtedness of the Company which is by its terms expressly subordinated in right of payment to the Senior Notes and will rank pari passu with all other existing or future indebtedness of the Company. The Senior Notes contain certain covenants, including, among others, covenants limiting payment of dividends, lines of business, transactions with affiliates, certain mergers and consolidations and the maintenance of a consolidated net worth, as defined.

4.     Shareholders' Equity (Deficit)

On February 3, 1993, the Company completed a private placement of $5.1 million of 6.625% Convertible Subordinated Notes due July 15, 1995. The net proceeds to the Company were approximately $4.8 million. The Notes were convertible at the option of the holder at a conversion price of $8.50 per share or automatically if the closing price of the Company's common stock equaled or exceeded $11.90 per share for twenty consecutive trading sessions. In April 1993, the Notes automatically converted into 600,000 shares of the Company's common stock.

In April and May 1994, the Company issued approximately $4.6 million principal amount of 7.25% Convertible Subordinated Promissory Notes due July 15, 1996 (the "Subordinated Notes"). The Notes were originally convertible into common stock at a price of approximately $7.03 per share. Commencing April 10, 1995, the Company offered holders of the Subordinated Notes the opportunity to convert the Notes into shares of common stock at a conversion price of $5.00 per share. On May 8, 1995, $4,551,750 principal amount of Notes plus accrued interest were accepted for conversion. The Company accounted for the conversion as an inducement to noteholders to convert below the originally scheduled conversion price and accordingly, recognized a charge of approximately $1.4 million, which is included in other non-operating expense in the accompanying statement of operations. This charge does not impact total shareholders' equity, as there was an offsetting increase to paid-in capital.

During 1995, the Company issued in a private placement 482,576 shares of common stock (at an issue price of $5 per share) and $2,412,875 (96,515 shares) liquidation preference of a new issue of Series A 16% Redeemable Preferred Stock (the "Series A Preferred"). The Series A Preferred was redeemed for cash on September 25, 1995.

During 1992, warrants for the purchase of 50,000 shares of the Company's common stock at $3.00 per share were issued to one of the Company's aircraft lessors. These warrants are exercisable through July 1997, and were all outstanding at December 31, 1995.

In November 1993, the Company issued to its financial advisor warrants to purchase 100,000 shares of common stock at an exercise price of $8.63, exercisable through November 29, 1997. All of these warrants were outstanding at December 31, 1995.

In connection with the placement of the 7.25% Convertible Subordinated Notes issued in 1994 (Note 3), the Company issued to the placement agent warrants to purchase 65,431 shares of common stock at an exercise price of $8.44, exercisable through April 28, 1999. All of these warrants were outstanding at December 31, 1995.

5.     Stock Option Plan

In February 1992, the Board of Directors of the Company adopted a Stock Option Plan (the "Plan"), providing for the grant to officers, directors, consultants and key employees of options to purchase up to 1,200,000 shares of common stock. Since adoption, the Plan was amended to increase the number of options that may be granted to 2,400,000.

Options may be granted under the Plan under such terms and conditions as the Board of Directors may determine provided that options must be exercised within a period of not more than ten years after the date of grant. An optionee must remain either an employee, a director, or a consultant of the Company to retain his or her options. If such status terminates, other than by reason of the death of the optionee, the options will expire generally within thirty days, subject to extension by the Company.

The exercise price of the options granted under the Plan cannot be less than the fair market value of the common stock on the date the option is granted. Options granted under the Plan vest over periods up to six years.

On May 19, 1995, the Company canceled substantially all outstanding options granted to employees or directors with an exercise price in excess of $5.07 per share and regranted the same number of options to the same persons at an exercise price of $5.07 per share, the closing market price on date of grant. All other terms of the options remained the same, except that none of the regranted options were exercisable until November 10, 1995.


The following summarizes stock option activity during the year ended December 31, 1995:
                                                                   Option
                                             Number of Shares       Price
                                             ---------------- -----------------
Options outstanding at beginning of year        1,560,500        $ .83-$12.63
Granted                                         1,209,500        $4.25-$ 7.82
Exercised                                        (279,500)       $ .83-$ 2.55
Canceled                                         (956,500)
                                             ----------------

Options outstanding at end of year              1,534,000        $ .83-$ 7.82
                                             ================

Options available for grant                       231,000
                                             ================

Options exercisable at end of year                454,000        $ .83-$ 6.25
                                             ================

6.     Income Taxes

The difference between the Company's provision (benefit) for income taxes and a provision (benefit) for income taxes computed at the federal statutory rate is comprised of the items shown in the following table:

                                                   December 31
                                ----------------------------------------------
                                    1995            1994              1993
                                ------------    -------------    -------------
Income tax provision (benefit)
   at the statutory rate         $   663,000    $ (4,758,000)    $ (2,497,000)
Net operating loss producing no
   current benefit                         -       4,758,000         2,497,000
Benefit of net operating loss
   carryforward                     (663,000)              -                -
                                ----------------------------------------------
                                ==============================================
Income tax provision (benefit)   $         -    $          -     $          -
                                ==============================================

The significant components of the deferred income tax assets and liabilities are as follows at December 31:

                                             1995                1994
                                    ---------------------------------------
Deferred tax assets:
   Start up costs                      $     192,000       $     311,000
   Depreciation                            1,374,000             649,000
   Vacation and other reserves               281,000             632,000
   Rent expense                            2,306,000           2,039,000
   Tax effect of net operating loss        4,372,000           5,817,000
                                    ---------------------------------------
                                           8,525,000           9,448,000
   Valuation allowance                    (8,525,000)         (9,448,000)
                                    ---------------------------------------
                                       $           -       $           -
                                    =======================================

The valuation allowance was provided since it is uncertain that the deferred tax asset will be realized. The Company established the valuation allowance due to the operating history of the Company.

At December 31, 1995, the Company had net operating loss carryforwards of approximately $12,860,000 expiring at various times from 2000 through 2004.

7.     Fuel Purchase Agreement

The Company has entered into an agreement (the "Fuel Purchase Agreement") with American for the purchase of aviation fuel on a requirements basis at specified airports at market price plus a fee. As amended in March 1995, the revised agreement provides short-term credit for such purchases to a maximum of $12 million, and accrues interest at the thirteen week United States Treasury Bill rate plus a range of 4.5% to 6%, as defined, dependent upon the outstanding balance, unless the balance exceeds $12 million, at which point the interest rate increases to 18% on the excess over $12 million. The Fuel Purchase Agreement may be terminated by American without cause on 45 days' prior notice, but the effective date of such termination may not be prior to September 30, 1996. In connection with the Fuel Purchase Agreement, the Company also entered into a security agreement with American under which the Company's obligations under all agreements with American are secured by substantially all of the Company's assets excluding aircraft and aircraft engines. During 1995, the Company paid interest at rates ranging from 8.5% to 18% (7.9% to 9.9% during 1994), respectively, on the outstanding balance.

8.     Employee Benefit Plans

401(k) Plan

In 1994, the Company adopted the Reno Air 401(k) Plan (the "401(k) Plan") which is intended to qualify under Section 401(k) of the Internal Revenue Code. All full-time employees who meet the eligibility requirements are covered under the 401(k) Plan. Participants can contribute as much as 15% of their annual gross income on a before-tax basis. The Company makes a 100% matching contribution in shares of the Company's Common Stock for the first $300 of an employee's annual contribution to the 401(k) Plan. The Company's matching contribution vests over four years from date of hire. During 1995 and 1994, the Company expensed $194,000 and $187,000 in matching contributions to the 401(k) Plan. The Company may amend the 401(k) Plan from time to time.

Incentive Bonus Plan

In 1993, the Company adopted an incentive bonus/profit sharing plan (the "Bonus Plan"). The Bonus Plan provides that eligible employees may participate in profit sharing based upon the Company's income before income taxes measured on both a quarterly and annual basis ("Pretax Income"). On a quarterly basis, eligible employees receive up to the lesser of $150 or an allocation of 10% of the Company's Pretax Income. On an annual basis, eligible employees receive an allocation of 10% of the Company's Pretax Income, less the quarterly bonuses paid during the Plan year. During 1995, 1994 and 1993, the Company paid approximately $364,000, $62,000 and $102,000, respectively, pursuant to the Bonus Plan. The Company may amend the Bonus Plan from time to time.

9.     Fair Value of Financial Instruments

The fair value of the Company's financial instruments approximate their recorded book values at December 31, 1995. The fair values are based on quoted market prices and discounted cash flow using the Company's current incremental borrowing rate.

10.    Selected Quarterly Financial Data (Unaudited)

                                                                    1995
                                ----------------------------------------------------------------------------
                                                             Three Months Ended
                                     March 31          June 30 (a)        September 30       December 31 (b)
                                ----------------------------------------------------------------------------
Operating revenues                 $  54,981,073      $  61,434,939       $  74,282,752      $  65,808,995
Operating income (loss)               (2,851,176)         1,684,199           4,537,874            237,996
Net income (loss)                     (3,190,780)           331,775           4,586,255            223,720
Net income (loss) per common
   share and common equivalent
   share:
     Primary                       $      (0.39)      $        0.03       $        0.42      $        0.02
     Fully Diluted                 $      (0.39)      $        0.03       $        0.40      $        0.02

                                                                    1994
                                ----------------------------------------------------------------------------
                                                             Three Months Ended
                                     March 31            June 30          September 30       December 31
                                ----------------------------------------------------------------------------
Operating revenues                 $  42,444,181      $  47,745,924       $  52,065,012      $  53,263,721
Operating income (loss)               (6,215,969)        (2,524,080)            505,824         (5,617,599)
Net income (loss)                     (6,147,893)        (2,496,635)            564,479         (5,912,887)
Net income (loss) per common
   share and common equivalent
   share                           $       (0.77)     $       (0.31)      $        0.07      $       (0.72)

(a) As described in footnotes 1 and 4, the Company recorded a maintenance credit of approximately $1.8 million and a charge to non-operating expenses of approximately $1.4 million, respectively.

(b) As described in footnote 1, the Company recorded an adjustment to increase passenger revenues resulting in an approximate $5 million benefit, and recorded a maintenance credit of approximately $1.4 million.


                                                             Reno Air, Inc.
                                                             Balance Sheet
                                                  March 31, 1996 and December 31, 1995

                                                                   March 31,      December 31,
                                                                      1996             1995
                                                                  (unaudited)
                                                                 -------------    -------------
                                     ASSETS
CURRENT ASSETS:
     Cash and cash equivalents ................................. $  33,206,346    $  34,985,808
     Short-term investments ....................................            --        2,944,188
     Accounts receivable, net ..................................    25,587,463       18,237,295
     Inventories and operating supplies ........................     1,794,975        1,298,894
     Prepaid expenses and other ................................    14,845,147       14,597,564
                                                                 -------------    -------------
               Total current assets ............................    75,433,931       72,063,749
                                                                 -------------    -------------

PROPERTY AND EQUIPMENT:
     Flight equipment ..........................................    27,974,640       11,061,841
     Ground property and equipment .............................     4,759,183        4,839,542
     Less - Accumulated depreciation ...........................    (6,193,932)      (5,212,862)
                                                                 -------------    -------------
                                                                    26,539,891       10,688,521
RESTRICTED CASH AND INVESTMENT .................................     3,589,402        2,150,327
DEPOSITS AND OTHER .............................................    16,331,708       14,581,326
                                                                 -------------    -------------
                                                                 $ 121,894,932    $  99,483,923
                                                                 =============    =============

                      LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
     Accounts payable .......................................... $  18,179,907    $  17,245,930
     Accrued liabilities .......................................    13,946,062       14,419,993
     Fuel purchase agreement ...................................     1,141,761        1,841,226
     Air traffic liability .....................................    29,082,276       18,924,676
     Current maturities of long-term debt ......................       923,647          342,061
     Current portion of deferred lease payable .................     1,737,533        1,027,858
                                                                 -------------    -------------
               Total current liabilities .......................    65,011,186       53,801,744
                                                                 -------------    -------------

Long-term debt .................................................    38,322,901       28,755,019
                                                                 -------------    -------------
Non-current liabilities ........................................     8,865,660        8,024,021
                                                                 -------------    -------------

STOCKHOLDERS'  EQUITY:
     Common stock, $.01 par value, 30,000,000 shares authorized,
     10,125,834 and 9,974,800 shares issued and outstanding at
     March 31, 1996 and December 31, 1995, respectively ........       101,258           99,748
     Additional paid - in capital ..............................    31,929,055       31,413,623
     Accumulated deficit .......................................   (22,335,128)     (22,610,232)
                                                                 -------------    -------------
               Total stockholders' equity ......................     9,695,185        8,903,139
                                                                 -------------    -------------
                                                                 $ 121,894,932    $  99,483,923
                                                                 =============    =============

                                                         See accompanying notes.

                                                    Reno Air, Inc.
                                             Statement of Operations
                                   Three Months Ended March 31, 1996 and 1995
                                                     (unaudited)

                                                                Three months ended
                                                                      March 31
                                                           ---------------------------
                                                               1996           1995
                                                           ------------   ------------
OPERATING REVENUES:
     Passenger .........................................  $ 68,685,556   $ 51,838,417
     Other .............................................     4,134,305      3,142,656
                                                           ------------   ------------
               Total operating revenues ................    72,819,861     54,981,073
                                                           ------------   ------------

OPERATING EXPENSES:
     Salaries, wages and benefits ......................    11,475,598      9,512,962
     Aircraft fuel and oil .............................    12,781,811      9,754,363
     Aircraft leases ...................................    12,919,381     11,875,040
     Maintenance .......................................     5,818,767      3,990,468
     Handling, landing and airport fees ................     7,370,430      5,731,386
     Advertising, marketing and sales ..................     6,771,889      4,232,196
     Commissions .......................................     4,173,147      3,563,773
     Facility leases ...................................     2,559,413      2,238,956
     Insurance .........................................     1,921,668      1,533,560
     Communications ....................................       994,647        840,489
     Depreciation and amortization .....................       981,069        555,042
     Other .............................................     4,608,030      4,004,014
                                                           ------------   ------------
               Total operating expenses ................    72,375,850     57,832,249
                                                           ------------   ------------

OPERATING INCOME (LOSS) ................................       444,011     (2,851,176)

NON-OPERATING INCOME (EXPENSE):
     Interest expense ..................................      (795,516)      (433,270)
     Interest income ...................................       723,707        296,595
     Other, net ........................................       (97,098)      (202,929)
                                                           ------------   ------------

NET INCOME (LOSS) ......................................  $    275,104   $ (3,190,780)
                                                           ============   ============

NET INCOME (LOSS) PER COMMON SHARE AND
     COMMON SHARE EQUIVALENT
                       PRIMARY .........................  $       0.03   $      (0.39)
                                                           ============   ============
                      FULLY DILUTED ....................  $       0.02   $      (0.39)
                                                           ============   ============

WEIGHTED AVERAGE NUMBER OF COMMON SHARES AND
  COMMON SHARE EQUIVALENTS OUTSTANDING
                    PRIMARY ............................    10,745,854      8,277,006
                                                           ============   ============
                   FULLY DILUTED .......................    11,123,058      8,277,006
                                                           ============   ============

                                          See accompanying notes.

                                Reno Air, Inc.
                            Statement of Cash Flows
                   Three Months Ended March 31, 1995 and 1994
                                  (unaudited)
                                                                           Three Months
                                                                               Ended
                                                                             March 31
                                                                 ----------------------------
                                                                      1996           1995
                                                                 ------------   -------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss) .........................................    $   275,104     $(3,190,780)

  Adjustments to reconcile net income (loss) to net
     cash provided by (used in) operating activities:
       Depreciation and amortization ........................        981,070         555,042
       Common stock issued under 401(k) Plan ................        210,000         240,904
       Accounts receivable ..................................     (7,350,168)       (647,736)
       Inventories and operating supplies ...................       (496,081)       (208,455)
       Prepaid expenses and other ...........................       (247,583)      1,156,301
       Restricted cash and investment .......................     (1,439,075)        100,000
       Deposits and other ...................................     (1,750,382)       (526,890)
       Accounts payable .....................................        933,977      (1,052,700)
       Accrued liabilities ..................................       (473,931)        923,639
       Fuel purchase agreement ..............................       (699,465)        662,050
       Air traffic liability ................................     10,157,600       1,199,090
       Deferred lease and non-current liabilities ...........        527,539          69,108
                                                                 ------------   -------------
          Net cash provided by (used in) operating activities        628,605        (720,427)
                                                                 ------------   -------------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchases of property and equipment .....................     (5,368,665)       (494,857)
    Proceeds from sale of short-term investments ............      2,944,188              --
                                                                 ------------   -------------
         Net cash used in investing activities ..............     (2,424,477)       (494,857)

CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from exercise of common stock options ..........        306,942         179,880
    Payments on notes payable ...............................       (290,532)     (2,339,866)
                                                                 ------------   -------------
          Net cash provided by (used in) financing activities         16,410      (2,159,986)
                                                                 ------------   -------------
DECREASE IN CASH AND CASH EQUIVALENTS .......................     (1,779,462)     (3,375,270)

CASH AND CASH EQUIVALENTS, beginning of period ..............     34,985,808       9,103,564
                                                                 ------------   -------------
CASH AND CASH EQUIVALENTS, end of period ....................   $ 33,206,346    $  5,728,294
                                                                 ============   =============
                            See accompanying notes.



                                   RENO AIR, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                   (unaudited)


NOTE A - BASIS OF PRESENTATION

The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. The results of operations for the three month period ended March 31, 1996, are not necessarily indicative of the results that will be realized for the full year. For further information, refer to the financial statements and notes thereto contained in the Form 10-K for the year ended December 31, 1995.

NOTE B - EARNINGS (LOSS) PER COMMON SHARE

Income (loss) per share is computed by dividing the net income (loss) available for common stock by the weighted average number of shares of common stock and common stock equivalents assumed outstanding during the period.

NOTE C - AIRCRAFT PURCHASE AND RELATED DEBT

In February 1996, the Company purchased an MD-87 aircraft that it previously leased. This purchase was partially financed with approximately $10.4 million of debt secured by the aircraft payable over seven years and bearing interest at LIBOR plus 2%.



=====================================================================================================================
No dealer,  salesman or other person has been authorized to
give any information or to make any representations not contained
or incorporated by reference in this  Prospectus,  and, if given or                     RENO AIR, INC.
made,  such  information  or  representation  not  contained  or incorporated  herein must not be relied upon as having  been authorized  by the Company or any of the Underwriters. This
Prospectus does not constitute an offer of any securities other than those to which it relates or an offer to sell, or a
solicitation   of  an  offer  to  buy  by  any   person  in  any              3,000,000 Shares of Common Stock
jurisdiction  where  it is  unlawful  to make  such an  offer or solicitation.  Neither the delivery of this  Prospectus  nor any sale made hereunder shall, under any  circumstances,  imply that
the  information  herein is correct as of any time subsequent to                       _____________
the date hereof.
                                                                                         PROSPECTUS

                                                                                       _____________
                            TABLE OF CONTENTS
                                                         Page
Available Information......................................3                                   ____________, 1996
Incorporation of Certain Documents by
        Reference..........................................3
Prospectus Summary.........................................5
Risk Factors...............................................9
Use of Proceeds...........................................14
Market Price of Common Stock and Dividends................14
Capitalization............................................15
Business..................................................16
Selected Financial Data...................................25
Selected Operating Data...................................26          LEHMAN BROTHERS
Management's Discussion and Analysis of Financial
        Condition and Results of Operations...............27                    ALEX. BROWN & SONS
Management ...............................................33                      INCORPORATED
Description of Securities.................................37
Underwriting..............................................40                           DILLON, READ & CO. INC.
Legal Matters.............................................41
Experts...................................................41                                FIELDSTONE
Index to Financial Statements............................F-1                                FPCG SERVICES, L.P.



=====================================================================================================================


                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14.  Other Expenses of Issuance and Distribution

         The following table sets forth the estimated expenses to be incurred in connection with the offering, other than underwriting discounts, commissions and non-accountable allowances:



    SEC Registration Fee                               $        14,499

    NASD Filing Fee                                               *

    Nasdaq National Market Additional Listing Fee                 *

    Transfer Agent and Registrar                                  *

    Legal Fees and Expenses                                       *

    Accounting Fees and Expenses                                  *

    Blue Sky Fees and Expenses                                    *

    Printing Expenses                                             *

    Miscellaneous                                                 *
                                                       -------------------
    Total                                              $
                                                       ===================

- ----------------------
*  To be filed by amendment.

Item 15.  Indemnification of Directors and Officers

     The right of the shareholders to sue any director for breaches of fiduciary duty in conducting the affairs of the Company is limited by Article VII of the Company's Articles of Incorporation to cases involving acts or omissions involving intentional misconduct, fraud, knowing violations of the law or the unlawful payment of dividends. Ordinary negligence is not a ground for such a suit.

     The Company has the obligation, pursuant to Article VIII of the Company's Articles of Incorporation and Article VII of the Company's Code of Bylaws, to indemnify any director or officer of the Company for all expenses incurred by them in connection with any legal action brought or threatened against such person for or on account of any action or omission alleged to have been committed while acting in the course and scope of the person's duties, if the person acted in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the Company and, with respect to criminal actions, had no reasonable cause to believe the person's conduct was unlawful.

     The Company has also obtained directors' and officers' liability insurance.

     Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the 1933 Act and is therefore unenforceable.

Item 16.  Exhibits

Exhibit
Number   Description

 1.1*    Form of Underwriting Agreement
 3.1     Seventh Amended and Restated Code of Bylaws of Reno Air, Inc.
 4.1     Specimen  Certificate  of Stock  (incorporated  by  reference to Exhibit 4.1 to the Registration Statement on Form S-2 (No. 33-97990) filed with the Commission on October 6, 1995)
 5.1* Opinion of Walther, Key, Maupin, Oats, Cox, Klaich & LeGoy with respect to the legality of the securities being registered
23.1     Consent of Ernst & Young LLP
23.2     Consent of Arthur Andersen LLP
23.3 Consent of Walther, Key, Maupin, Oats, Cox, Klaich & LeGoy (included in Exhibit 5.1)
  24     Power of Attorney (see Signature Page, II-3)
- ----------------------
*  To be filed by amendment.

Item 17.  Undertakings

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under "Item 15 - Indemnification of Directors and Officers" above, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person who the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

     The undersigned registrant hereby undertakes that:

                           (1) For purposes of determining  any liability  under
                  the Securities Act of 1933, the information omitted form the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration statement as of the time it was declared effective.

                           (2) For the  purpose  of  determining  any  liability
                  under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                        SIGNATURES AND POWER OF ATTORNEY

Pursuant to the requirement of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Reno, State of Nevada, on June 19, 1996.

                                       RENO AIR, INC.


                                       By:     /s/ PAUL H. TATE
                                               ----------------
                                               Paul H. Tate
                                               Vice President - Finance and
                                               Chief Financial Officer
                                               On behalf of the Registrant, and
                                               As Principal Financial Officer


KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned whose signature appears below constitutes and appoints Lee M. Hydeman, Robert W. Reding and Robert M. Rowen, and each of them (with full power of each of them to act alone), his true and lawful attorney-in-fact and agents, with full power of substitution and resubstitution for him and on his behalf, and in his name, place and stead, in any and all capacities to execute and sign any and all amendments or post-effective amendments to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof and the Registrant hereby confers like authority on its behalf.

                  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                           Position                     Date

/s/ DONALD L. BECK                  Director                     June 19, 1996
- ------------------
Donald L. Beck


/s/ BARRIE K. BRUNET                Director                     June 19, 1996
- --------------------
Barrie K. Brunet


/s/ JOHN R. HARDESTY                Director                     June 19, 1996
- --------------------
John R. Hardesty


/s/ LEE M. HYDEMAN                  Director                     June 19, 1996
- ------------------
Lee M. Hydeman


/s/ JOE M. KILGORE                  Director                     June 19, 1996
- ------------------
Joe M. Kilgore


/s/ JAMES T. LLOYD                  Director                     June 19, 1996
- ------------------
James T. Lloyd

/s/ ROBERT W. REDING                Director &                   June 19, 1996
- --------------------        Principal Executive Officer
Robert W. Reding


/s/ WAYNE L. STERN                  Director                     June 19, 1996
- ------------------
Dr. Wayne L. Stern


/s/ AGNIESZKA WINKLER              Director                     June 19, 1996
- ---------------------
Agnieszka Winkler


/s/ DAVID W. ASAI            Principal Accounting               June 19, 1996
- -----------------                   Officer
David W. Asai